Exhibit 99.1

TELUS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008

management’s report

Management is responsible to the Board of Directors for the preparation of the Consolidated financial statements of the Company and its subsidiaries. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and necessarily include some amounts based on estimates and judgments.

The Company maintains a system of internal controls that provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained. This system includes written policies and procedures, an organizational structure that segregates duties and a comprehensive program of periodic audits by the internal auditors. The Company has also instituted policies and guidelines that require TELUS team members (including Board members and Company employees) to maintain the highest ethical standards, and has established mechanisms for the reporting to the Audit Committee of accounting and ethics policy complaints. In addition, the Chief Compliance Officer works to ensure the Company has appropriate policies, controls and measurements in place to facilitate compliance with all legal and regulatory requirements. Annually, the Company performs an extensive risk assessment process, which includes interviews with senior management, a web-enabled risk and control assessment survey distributed to a large sample of employees, and input from the Company’s strategic planning activities. Results of this process influence the development of the internal audit program. Key enterprise-wide risks are assigned to executive owners for the development and implementation of appropriate risk mitigation plans. As required by Canadian securities regulations and the United States Sarbanes-Oxley Act, the Company has an effective and efficient Sarbanes-Oxley certification enablement process. In addition to assessing disclosure controls and procedures and internal control over financial reporting, this process cascades informative certifications from the key stakeholders, which are reviewed by the Chief Executive Officer and the Chief Financial Officer as part of their due diligence process.

The Company has a formal policy on Corporate Disclosure and Confidentiality of Information, which sets out policies and practices including the mandate of the Disclosure Committee.

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures related to the preparation of the Management’s discussion and analysis and the Consolidated financial statements, as well as other information contained in this report. They have concluded that the Company’s disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the Management’s discussion and analysis and the Consolidated financial statements contained in this report were being prepared. In addition, the Chief Executive Officer and the Chief Financial Officer have also evaluated the design and operating effectiveness of the Company’s internal control over financial reporting as explained in the following report entitled Report of Management on Internal Control over Financial Reporting.

The Board of Directors has reviewed and approved these Consolidated financial statements. To assist the Board in meeting its oversight responsibilities, it has appointed an Audit Committee, which is comprised entirely of independent directors. All the members of the committee are financially literate and the Chair of the committee has financial expertise and meets the applicable securities law requirements as a financial expert. The committee oversees the Company’s accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the management of the Company’s risks, its creditworthiness, treasury plans and financial policy, and its whistleblower and accounting and ethics complaint procedures. The committee meets no less than quarterly and, as a standard feature of regularly scheduled meetings, holds an in-camera session with the external auditors and separately with the internal auditors without other management, including management directors, present. It oversees the work of the external auditors and approves the annual audit plan. It also receives reports on the external auditor’s internal quality control procedures and independence. Furthermore, the Audit Committee reviews: the Company’s major accounting policies including alternatives and potential key management estimates and judgments; the Company’s financial policies and compliance with such policies; the evaluation by either the internal or external auditors of management’s internal control systems; and the evaluation by management of the adequacy and effectiveness in the design and operation of the Company’s disclosure controls and internal controls over financial reporting. The Audit Committee also considers reports on the Company’s business continuity and disaster recovery plan; reports on financial risk management including derivative exposure and policies; tax planning, environmental, health and safety risk management, corporate social responsibility and management’s approach for safeguarding corporate assets; annual review of the Chair of Board of Directors, Chief Executive Officer and Executive Leadership Team expenses and their use of corporate assets; and regularly reviews material capital expenditure initiatives. The committee pre-approves all audit, audit-related and non-audit services provided to the Company by the external auditors (and its affiliates). The committee’s terms of reference are available, on request, to shareholders and at telus.com/governance.

/s/ Robert G. McFarlane	/s/ Darren Entwistle

Robert G. McFarlane	Darren Entwistle
Executive Vice-President	President
and Chief Financial Officer	and Chief Executive Officer
February 11, 2009	February 11, 2009

report of management on internal control over financial reporting

Management of TELUS Corporation (TELUS) is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

TELUS’ Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, in accordance with the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO) and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2008. In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management as of December 31, 2008.

Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, audited the Company’s Consolidated Financial Statements for the year ended December 31, 2008, and as stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.

/s/ Robert G. McFarlane	/s/ Darren Entwistle

Robert G. McFarlane	Darren Entwistle
Executive Vice-President	President
and Chief Financial Officer	and Chief Executive Officer
February 11, 2009	February 11, 2009

report of independent registered chartered accountants

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the accompanying consolidated statements of financial position of TELUS Corporation and subsidiaries (the Company) as of December 31, 2008 and 2007, and the consolidated statements of income and other comprehensive income, retained earnings and accumulated other comprehensive income (loss) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of TELUS Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 11, 2009, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 11, 2009

report of independent registered chartered accountants

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the internal control over financial reporting of TELUS Corporation and subsidiaries (the Company) as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008, of the Company and our report dated February 11, 2009, expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 11, 2009

consolidated statements of income and other comprehensive income

Years ended December 31 (millions except per share amounts)	2008	2007
OPERATING REVENUES	$9,653	$9,074
OPERATING EXPENSES
Operations	5,815	5,465
Restructuring costs (Note 7)	59	20
Depreciation	1,384	1,355
Amortization of intangible assets	329	260
	7,587	7,100
OPERATING INCOME	2,066	1,974
Other expense, net	36	36
Financing costs (Note 8)	463	440
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	1,567	1,498
Income taxes (Note 9)	436	233
Non-controlling interests	3	7
NET INCOME AND COMMON SHARE AND NON-VOTING SHARE INCOME	1,128	1,258
OTHER COMPREHENSIVE INCOME (Note 19(c))
Change in unrealized fair value of derivatives designated as cash flow hedges	(26)	82
Foreign currency translation adjustment arising from translating financial statements of self-sustaining foreign operations	2	(7)
Change in unrealized fair value of available-for-sale financial assets	(2)	(1)
	(26)	74
COMPREHENSIVE INCOME	$1,102	$1,332
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE (Note 10)
– Basic	$3.52	$3.79
– Diluted	$3.51	$3.76
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE (Note 11)	$1.825	$1.575
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
– Basic	320	332
– Diluted	322	334

The accompanying notes are an integral part of these consolidated financial statements consolidated statements of retained earnings and accumulated other comprehensive income (loss)

	2008			2007
Years ended December 31 (millions)	Retained earnings	Accumulated other comprehensive income (loss)	Total	Retained earnings	Accumulated other comprehensive income (loss)	Total
BALANCE AT BEGINNING OF PERIOD	$1,458	$(104)	$1,354	$1,200	$(178)	$1,022
Income	1,128	(26)	1,102	1,258	74	1,332
	2,586	(130)	2,456	2,458	(104)	2,354
Common Share and Non-Voting Share dividends paid, or payable, in cash (Note 11)	(584)	—	(584)	(521)	—	(521)
Purchase of Common Shares and Non-Voting Shares in excess of stated capital (Note 19(f))	(143)	—	(143)	(483)	—	(483)
Other	—	—	—	4	—	4
BALANCE AT END OF PERIOD (Note 19(a))	$1,859	$(130)	$1,729	$1,458	$(104)	$1,354

The accompanying notes are an integral part of these consolidated financial statements consolidated statements of financial position

As at December 31 (millions)	2008	2007
ASSETS
Current Assets
Cash and temporary investments, net	$4	$20
Short-term investments	—	42
Accounts receivable (Notes 14, 21(b))	966	711
Income and other taxes receivable	25	121
Inventories (Note 21(b))	333	243
Prepaid expenses and other (Note 21(b))	220	200
Derivative assets (Note 5(h))	10	4
	1,558	1,341
Capital Assets, Net (Note 15)
Property, plant, equipment and other	7,317	7,196
Intangible assets subject to amortization	1,317	959
Intangible assets with indefinite lives	3,849	2,967
	12,483	11,122
Other Assets
Deferred charges (Note 21(b))	1,513	1,318
Investments	42	39
Goodwill (Note 16)	3,564	3,168
	5,119	4,525
	$19,160	$16,988

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities (Note 21(b))	$1,465	$1,476
Income and other taxes payable	163	7
Restructuring accounts payable and accrued liabilities (Note 7)	51	35
Dividends payable	151	—
Advance billings and customer deposits (Note 21(b))	689	632
Current maturities of long-term debt (Note 18)	4	5
Current portion of derivative liabilities (Note 5(h))	75	27
Current portion of future income taxes	459	504
	3,057	2,686
Long-Term Debt (Note 18)	6,348	4,584
Other Long-Term Liabilities (Note 21(b))	1,295	1,718
Future Income Taxes	1,255	1,048
Non-Controlling Interests	23	26
Shareholders’ Equity (Note 19)	7,182	6,926
	$19,160	$16,988

Commitments and Contingent Liabilities (Note 20)

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Directors:

Director:	Director:

/s/ Brian F. MacNeill	/s/ Brian A. Canfield

Brian F. MacNeill	Brian A. Canfield

consolidated statements of cash flows

Years ended December 31 (millions)	2008	2007
OPERATING ACTIVITIES
Net income	$1,128	$1,258
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	1,713	1,615
Future income taxes	161	377
Share-based compensation (Note 12(a))	5	96
Net employee defined benefit plans expense	(102)	(92)
Employer contributions to employee defined benefit plans	(104)	(93)
Restructuring costs, net of cash payments (Note 7)	16	(18)
Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred charges and other, net	3	4
Net change in non-cash working capital (Note 21(c))	(1)	25
Cash provided by operating activities	2,819	3,172
INVESTING ACTIVITIES
Capital expenditures excluding advanced wireless services spectrum licences (Notes 6, 15)	(1,859)	(1,770)
Payment for advanced wireless services spectrum licences (Note 6)	(882)	—
Acquisitions (Note 16)	(696)	—
Proceeds from the sale of property and other assets	13	7
Change in non-current materials and supplies, purchase of investments and other	(9)	(9)
Cash used by investing activities	(3,433)	(1,772)
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued	—	1
Dividends to shareholders (Note 11)	(433)	(521)
Purchase of Common Shares and Non-Voting Shares for cancellation (Note 19(f))	(280)	(750)
Long-term debt issued (Notes 18, 21(c))	12,983	7,763
Redemptions and repayment of long-term debt (Notes 18, 21(c))	(11,667)	(7,857)
Dividends paid by a subsidiary to non-controlling interests	(5)	(4)
Other	—	(1)
Cash provided (used) by financing activities	598	(1,369)
CASH POSITION
Increase (decrease) in cash and temporary investments, net	(16)	31
Cash and temporary investments, net, beginning of period	20	(11)
Cash and temporary investments, net, end of period	$4	$20
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid) (Note 21(c))	$(457)	$(454)
Interest received	$3	$42
Income taxes (inclusive of Investment Tax Credits (Note 9)) (paid) received, net	$(10)	$123

The accompanying notes are an integral part of these consolidated financial statements notes to consolidated financial statements

DECEMBER 31, 2008

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (BC TELECOM) and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM and TC in exchange for Common Shares and Non-Voting Shares of BCT. Subsequently on January 31, 1999, BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 21, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet protocol, voice and wireless services to Central and Eastern Canada.

Notes to consolidated financial statements		Page	Description
General application
1.	Summary of significant accounting policies	10	Summary review of accounting principles and the methods used in their application by the Company
2.	Accounting policy developments	17	Summary review of generally accepted accounting principle developments that do, will, or may, affect the Company
3.	Capital structure financial policies	20	Summary review of the Company’s objectives, policies and processes for managing its capital structure
4.	Regulation of rates charged to customers	21	Summary review of rate regulation impacts on Company operations and revenues
5.	Financial instruments	23	Summary schedules and review of financial instruments, including the management of associated risks and fair values
Consolidated results of operations focused
6.	Segmented information	30	Summary disclosure of segmented information regularly reported to the Company’s chief operating decision maker
7.	Restructuring costs	32	Summary continuity schedule and review of restructuring costs
8.	Financing costs	32	Summary schedule of items comprising financing costs by nature
9.	Income taxes	33	Summary reconciliations of statutory rate income tax expense to provision for income taxes and analyses of future income tax liability
10.	Per share amounts	33	Summary schedule and review of numerators and denominators used in calculating per share amounts and related disclosures
11.	Dividends per share	34	Summary schedule of dividends declared
12.	Share-based compensation	34	Summary schedules and review of compensation arising from share option awards, restricted stock units and employee share purchase plan
13.	Employee future benefits	37	Summary and review of employee future benefits and related disclosures
Consolidated financial position focused
14.	Accounts receivable	43	Summary schedule and review of arm’s-length securitization trust transactions and related disclosures
15.	Capital assets	45	Summary schedule of items comprising capital assets
16.	Goodwill	46	Summary schedule of goodwill and review of reported fiscal year acquisitions from which goodwill arose
17.	Short-term obligations	48	Summary review of bilateral bank facilities
18.	Long-term debt	49	Summary schedule of long-term debt and related disclosures

notes to consolidated financial statements

Notes to consolidated financial statements		Page	Description
Consolidated financial position focused (continued)
19.	Shareholders’ equity	51

Summary schedules and review of shareholders’ equity and changes therein including details of other comprehensive income, accumulated other comprehensive income, share option price stratification and normal course issuer bid summaries

20.	Commitments and contingent liabilities	56	Summary review of contingent liabilities, lease obligations, guarantees, claims and lawsuits
Other
21.	Additional financial information	60	Summary schedules of items comprising certain primary financial statement line items
22.	Differences between Canadian and United States generally accepted accounting principles	62	Summary schedules and review of differences between Canadian and United States generally accepted accounting principles as they apply to the Company

1                  summary of significant accounting policies

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are expressed in Canadian dollars.

The terms TELUS or Company are used to mean TELUS Corporation and, where the context of the narrative permits, or requires, its subsidiaries.

(a)          Consolidation

The consolidated financial statements include the accounts of the Company and all of the Company’s subsidiaries, of which the principal one is TELUS Communications Inc.  Currently, through the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership, TELUS Communications Inc. includes substantially all of the Company’s Wireline segment’s operations and all of the Wireless segment’s operations.

The financing arrangements of the Company and all of its subsidiaries do not impose restrictions on inter-corporate dividends.

On a continuing basis, TELUS Corporation reviews its corporate organization and effects changes as appropriate so as to enhance its value. This process can, and does, affect which of the Company’s subsidiaries are considered principal subsidiaries at any particular point in time.

(b)          Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Examples of significant estimates include:

•	the key economic assumptions used to determine the fair value of residual cash flows arising from accounts receivable securitization;
•	the allowance for doubtful accounts;
•	the allowance for inventory obsolescence;
•	the estimated useful lives of assets;
•	the recoverability of tangible assets;
•	the recoverability of intangible assets with indefinite lives;
•	the recoverability of long-term investments;
•	the recoverability of goodwill;
•	the amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits;
•	the accruals for Canadian Radio-television and Telecommunications Commission (CRTC) deferral account liabilities; and
•	certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets.

notes to consolidated financial statements

(c)   Revenue recognition

The Company earns the majority of its revenue (voice local, voice long distance, data (including data and information technology managed services) and wireless network) from access to, and usage of, the Company’s telecommunications infrastructure. The majority of the balance of the Company’s revenue (other and wireless equipment) arises from providing products and services facilitating access to, and usage of, the Company’s telecommunications infrastructure.

The Company offers complete and integrated solutions to meet its customers’ needs. These solutions may involve the delivery of multiple services and products occurring at different points in time and/or over different periods of time. As appropriate, these multiple element arrangements are separated into their component accounting units, consideration is measured and allocated amongst the accounting units based upon their relative fair values and then the Company’s relevant revenue recognition policies are applied to the accounting units.

Multiple contracts with a single customer are normally accounted for as separate arrangements. In instances where multiple contracts are entered into with a customer in a short period of time, they are reviewed as a group to ensure that, similar to multiple element arrangements, relative fair values are appropriate.

The Company’s revenues are recorded net of any value-added, sales and/or use taxes billed to the customer concurrent with a revenue-producing transaction.

Voice local, voice long distance, data and wireless network: The Company recognizes revenues on the accrual basis and includes an estimate of revenues earned but unbilled. Wireline and wireless service revenues are recognized based upon usage of the Company’s network and facilities and upon contract fees.

Advance billings are recorded when billing occurs prior to rendering the associated service; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, and as appropriate, upfront customer activation and connection fees, along with the corresponding direct costs not in excess of the revenues, are deferred and recognized over the average expected term of the customer relationship.

When the Company receives no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense.

The Company follows the liability method of accounting for its quality of service rate rebate amounts that arise from the jurisdiction of the CRTC.

The CRTC has established a portable subsidy mechanism to subsidize Local Exchange Carriers, such as the Company, that provide residential service to high cost serving areas. The CRTC has determined the per line/per band portable subsidy rate for all Local Exchange Carriers. The Company recognizes the portable subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines it has in high cost serving areas, as further discussed in Note 4(c). Differences, if any, between interim and final subsidy rates set by the CRTC, are accounted for as a change in estimate in the period in which the CRTC finalizes the subsidy rate.

Other and wireless equipment: The Company recognizes product revenues, including wireless handsets sold to re-sellers and customer premises equipment, when the products are delivered and accepted by the end-user customers. Revenues from operating leases of equipment are recognized on a systematic and rational basis (normally a straight-line basis) over the term of the lease. When the Company receives no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense.

Non-high cost serving area deferral account: On May 30, 2002, and on July 31, 2002, the CRTC issued Decision 2002-34 and Decision 2002-43, respectively, pronouncements that affected the Company’s wireline revenues initially for the four-year periods beginning June 1, 2002, and August 1, 2002, respectively; subsequently the pronouncements were extended by one year. In an effort to foster competition for residential basic service in non-high cost serving areas, the concept of a deferral account mechanism was introduced by the CRTC, as an alternative to mandating price reductions.

The deferral account arises from the CRTC requiring the Company to defer the statement of income recognition of a portion of the monies received in respect of residential basic services provided to non-high cost serving areas. The revenue deferral was based on the rate of inflation (as measured by a chain-weighted Gross Domestic Product Price Index), less a productivity offset, and other exogenous factors that were associated with allowed recoveries in previous price cap regimes that have now expired. The Company may recognize the deferred amounts upon the undertaking of qualifying actions, such as Service Improvement Programs in qualifying non-high cost serving areas, rate reductions (including those provided to competitors as required in Decision 2002-34 and Decision 2002-43) and/or rebates to customers. To the extent that a balance remains in the deferral account, interest expense of the Company is required to be accrued at the Company’s short-term cost of borrowing.

notes to consolidated financial statements

The Company has adopted the liability method of accounting for the deferral account. This results in the Company recording a liability to the extent that activities it has undertaken, realized rate reductions for Competitor Services and other future qualifying events do not extinguish the balance of the deferral account, as further discussed in Note 20(a) and quantified in Note 21(b). This also resulted in the Company continuing to record incremental liability amounts, subject to reductions for the mitigating activities, during the Decisions’ initial four-year periods. Other than for the interest accrued on the balance of the deferral account, which would be included in financing costs, substantially all statement of income and other comprehensive income effects of the deferral account are recorded through operating revenues. The CRTC can direct that the Company undertake activities drawing down the deferral account that would not affect the statement of income and other comprehensive income; the financial statement impacts of those activities would be contingent on what the CRTC directed.

(d)   Cost of acquisition and advertising costs

Costs of acquiring customers, which include the total cost of hardware subsidies, commissions, advertising and promotion related to the initial customer acquisition, are expensed as incurred and are included in the Consolidated Statements of Income and Other Comprehensive Income as a component of Operations expense. Costs of advertising production, airtime and space are expensed as incurred.

(e)   Research and development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for deferral. Deferred development costs are amortized over the life of the commercial production, or in the case of serviceable property, plant and equipment, are included in the appropriate property group and are depreciated over its estimated useful life.

(f)    Depreciation and amortization

Assets are depreciated on a straight-line basis over their estimated useful life as determined by a continuing program of studies. Depreciation includes amortization of assets under capital leases and amortization of leasehold improvements. Leasehold improvements are normally amortized over the lesser of their expected average service life or the term of the lease. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated lives; estimated lives are reviewed at least annually and are adjusted as appropriate. The continuing program of asset life studies considers such items as timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; such considerations could also indicate that carrying values of assets may not be recoverable. If the carrying values of assets were not considered recoverable, an impairment provision (measured at the amount by which the carrying values of the assets exceed their fair values) would be recorded.

Estimated useful lives for the majority of the Company’s capital assets subject to depreciation and amortization are as follows:

Estimated useful lives(1)
Property, plant, equipment and other
Network assets
Outside plant	17 to 40 years
Inside plant	5 to 15 years
Wireless site equipment	6.5 to 8 years
Balance of depreciable property, plant, equipment and other	4 to 20 years
Intangible assets subject to amortization
Subscriber base
Wireline	40 years
Wireless	7 years
Software	3 to 5 years
Access to rights-of-way and other	8 to 30 years

(1)    The composite depreciation rate for the year ended December 31, 2008, was 5.8% (2007 — 6.0%). The rate is calculated by dividing depreciation expense by an average gross book value of depreciable assets for the reporting period. A result of this methodology is that the composite depreciation rate will be lower in a period that has a higher proportion of fully depreciated assets remaining in use.

The Company chose to depreciate and amortize its assets on a straight-line basis as it believes that this method better reflects the consumption of resources related to the economic lifespan of the assets than use of an accelerated method and thus is more representative of the economic substance of the underlying use of the assets.

The carrying value of intangible assets with indefinite lives, and goodwill, is periodically tested for impairment using a two-step impairment test. The frequency of the impairment test generally is the reciprocal of the stability of the relevant notes to consolidated financial statements

events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; the Company has selected December as its annual test time. No impairment amounts arose from the December 2008 and December 2007 annual tests. The test is applied to each of the Company’s two reporting units (the reporting units being identified in accordance with the criteria in the Canadian Institute of Chartered Accountants (CICA) Handbook section for intangible assets and goodwill): Wireline and Wireless.

The Company assesses its goodwill by applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units. Consistent with current industry-specific valuation methods, a combination of the discounted cash flow approach, the market comparable approach and analytical review of industry and Company-specific facts is used in determining the fair value of the Company’s reporting units.

(g)   Translation of foreign currencies

Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the statement of financial position date with any resulting gain or loss being included in the Consolidated Statements of Income and Other Comprehensive Income as Financing costs, as set out in Note 8. Hedge accounting is applied in specific instances as further discussed in Note 1(i).

The Company has minor foreign subsidiaries that are considered to be self-sustaining. Accordingly, foreign exchange gains and losses arising from the translation of the minor foreign subsidiaries’ accounts into Canadian dollars are reported as a component of other comprehensive income, as set out in Note 19(c).

(h)   Financial instruments — recognition and measurement

In respect of the recognition and measurement of financial instruments, the Company has adopted the following policies:

Financial instrument	Classified as available-for-sale or held as part of a cash flow hedging relationship(1)	Classified as held for trading(1) (2)	Company’s reason for classification selection
• Short-term marketable security investments(3)		X	• The Company has selected this method as it better reflects management’s investment intentions
• Long-term investments not subject to significant influence of the Company(3)	X		• The Company has selected classification as available-for-sale as it better reflects management’s investment intentions
• Stand-alone derivatives which are a part of an established and documented cash flow hedging relationship	X		• The Company believes that classification as held for hedging results in a better matching of the change in the fair value with the risk exposure being hedged

(1)   The distinction between classification as available-for-sale (or held as part of a cash flow hedging relationship) or held for trading is that unrealized changes in the fair values of financial instruments classified as available-for-sale, or the effective portion of unrealized changes in the fair values of financial instruments held for hedging, are included in other comprehensive income and unrealized changes in the fair values of financial instruments classified as held for trading are included in net income.

(2)   Certain financial instruments that are not required to be classified as held for trading may be classified as held for trading if the Company so chooses.

(3)   In respect of investments in securities for which the fair values can be reliably measured, the Company determines the classification on an instrument-by-instrument basis at time of initial recognition.

•

Accounts receivable that are available-for-sale to an arm’s-length securitization trust are accounted for as loans and receivables. The Company has selected this method as the benefits that would have been expected to arise from using the available-for-sale method were not expected to exceed the costs of selecting and implementing that method.

•

Regular-way purchases or sales (those which require actual delivery of financial assets or financial liabilities) are recognized on the trade date. The Company has selected this method as it is consistent with the mandatory trade-date accounting required for derivative instruments.

•

Transaction costs, other than in respect of held for trading items, are added to the initial fair value of the acquired financial asset or financial liability. The Company has selected this method as it believes that this results in a better matching of the transaction costs with the periods benefiting from the transaction costs.

•

In respect of hedges of anticipated transactions, which in the Company’s specific instance currently relates to inventory purchase commitments, hedge gains/losses will be included in the cost of the inventory and will be expensed when the inventory is sold. The Company has selected this method as it believes that a better matching with the risk exposure being hedged is achieved.

notes to consolidated financial statements

(i)    Hedge accounting

General: The Company applies hedge accounting to the financial instruments used to:

•

establish designated currency hedging relationships for its U.S. Dollar denominated long-term debt future cash outflows (semi-annual interest payments and principal payments at maturity), as set out in Note 5 and further discussed in Note 18(b);

•	establish designated currency hedging relationships for certain U.S. Dollar denominated future purchase commitments, as set out in Note 5; and

•	fix the compensation cost arising from specific grants of restricted stock units, as set out in Note 5 and further discussed in Note 12(c).

Hedge accounting: The purpose of hedge accounting, in respect of the Company’s designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. The Company chose to apply hedge accounting, as it believes this is more representative of the economic substance of the underlying transactions.

In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that the Company has taken steps to modify (the hedged items). The Company assesses the anticipated effectiveness of designated hedging relationships at inception and for each reporting period thereafter. A designated hedging relationship is considered effective by the Company if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). As set out in Note 5(i), any ineffectiveness, such as from a difference between the notional amount of the hedging item and the principal of the hedged item, or if a previously effective designated hedging relationship becomes ineffective, is reflected in the Consolidated Statements of Income and Other Comprehensive Income as Financing costs if in respect of long-term debt and as Operations expense if in respect of U.S. Dollar denominated future purchase commitments or share-based compensation.

Hedging assets and liabilities: In the application of hedge accounting, an amount (the hedge value) is recorded on the Consolidated Statements of Financial Position in respect of the fair value of the hedging items. The net difference, if any, between the amounts recognized in the determination of net income and the amount necessary to reflect the fair value of the designated cash flow hedging items on the Consolidated Statements of Financial Position is effectively recognized as a component of other comprehensive income, as set out in Note 19(c).

In the application of hedge accounting to U.S. Dollar denominated long-term debt future cash outflows, the amount recognized in the determination of net income is the amount that counterbalances the difference between the Canadian dollar equivalent of the value of the hedged items at the rate of exchange at the statement of financial position date and the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items.

In the application of hedge accounting to the compensation cost arising from share-based compensation, the amount recognized in the determination of net income is the amount that counterbalances the difference between the quoted market price of the Company’s Non-Voting Shares at the statement of financial position date and the price of the Company’s Non-Voting Shares in the hedging items.

(j)    Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of future income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or usage of tax losses and application of the substantively enacted tax rates at the time of reversal or usage.

The operations of the Company are complex and the related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. The Company only recognizes the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized. The Company accrues for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. The Company includes such charges as a component of Financing costs.

The Company’s research and development activities may be eligible to earn Investment Tax Credits; the determination of eligibility is a complex matter. The Company only recognizes the Investment Tax Credits when there is reasonable assurance that the ultimate determination of the eligibility of the Company’s research and development notes to consolidated financial statements

activities will result in the Investment Tax Credits being received. When there is reasonable assurance that the Investment Tax Credits will be received, they are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate, as set out in Note 9.

(k)   Share-based compensation

Canadian GAAP requires, for share option awards granted after 2001, that a fair value be determined for share option awards at the date of grant and that such fair value be recognized in the financial statements. Proceeds arising from the exercise of share option awards are credited to share capital, as are the recognized fair values of the exercised share option awards.

Share option awards which have a net-equity settlement feature, as set out in Note 12(b), and which do not also have a net-cash settlement feature, are accounted for as equity instruments. The Company has selected the equity instrument fair value method of accounting for the net-equity settlement feature so as to align with the accounting treatment afforded to the associated share option awards.

Share option awards which have a net-cash settlement feature, as set out in Note 12(b), are accounted for as liability instruments. If share option awards which have the net-cash settlement feature and which were granted subsequent to 2001 are settled using other than the net-cash settlement feature, they would revert to be being accounted for as equity instruments.

In respect of restricted stock units, as set out in Note 12(c), the Company accrues a liability equal to the product of the vesting restricted stock units multiplied by the fair market value of the corresponding shares at the end of the reporting period (unless hedge accounting is applied, as set out in Note 1(i)). The expense for restricted stock units that do not ultimately vest is reversed against the expense that had been previously recorded in their respect.

When share-based compensation vests in one amount at a future point in time (cliff vesting), the expense is recognized by the Company in the Consolidated Statements of Income and Other Comprehensive Income on a straight-line basis over the vesting period. When share-based compensation vests in tranches (graded vesting), the expense is recognized by the Company in the Consolidated Statements of Income and Other Comprehensive Income using the accelerated expense attribution method.

(l)    Employee future benefit plans

The Company accrues for its obligations under employee defined benefit plans, and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the accrued benefit obligation and the fair value of the plan assets is amortized over the expected average remaining service period of active employees of the plan, as are past service costs and transitional assets and liabilities.

The Company uses defined contribution accounting for the Telecommunication Workers Pension Plan and the British Columbia Public Service Pension Plan that cover certain of the Company’s employees.

(m)  Cash and temporary investments, net

Cash and temporary investments, which may include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items including cheques written but not cleared by the bank as at the statement of financial position date. Cash and temporary investments, net, are classified as a liability on the statement of financial position when the amount of the cheques written but not cleared by the bank exceeds the amount of the cash and temporary investments. When cash and temporary investments, net, are classified as a liability, they may also include overdraft amounts drawn on the Company’s bilateral bank facilities, which revolve daily and are discussed further in Note 17.

(n)   Sales of receivables

Transfers of receivables in securitization transactions are recognized as sales when the Company is deemed to have surrendered control over the transferred receivables and consideration, other than for its beneficial interests in the transferred receivables, has been received. When the Company sells its receivables, it retains reserve accounts, which are retained interests in the securitized receivables, and servicing rights. When a transfer is considered a sale, the Company derecognizes all receivables sold, recognizes at fair value the assets received and the liabilities incurred and records the gain or loss on sale in the Consolidated Statements of Income and Other Comprehensive Income as Other expense, net. The amount of gain or loss recognized on the sale of receivables depends in part on the previous carrying amount of the receivables involved in the transfer, allocated between the receivables sold and the retained interests based upon their relative fair market value at the sale date. The Company estimates the fair value for its retained interests based on the present value of future expected cash notes to consolidated financial statements

flows using management’s best estimates of the key assumptions (credit losses, the weighted average life of the receivables sold and discount rates commensurate with the risks involved).

(o)   Inventories

The Company’s inventory consists primarily of wireless handsets, parts and accessories and communications equipment held for resale. Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Previous write-downs to net realizable value are reversed if there is a subsequent increase in the value of the related inventories. See Note 2(c) and Note 21(b).

(p)   Capital assets

General: Capital assets are recorded at historical cost and, with respect to self-constructed property, plant, equipment and other, include materials, direct labour and applicable overhead costs. With respect to internally developed, internal-use software, recorded historical costs include materials, direct labour and direct labour-related costs. Where property, plant, equipment and other construction projects exceed $50 million and are of a sufficiently long duration (generally, longer than twelve months), an amount is capitalized for the cost of funds used to finance construction. The rate for calculating the capitalized financing costs is based on the Company’s one-year cost of borrowing.

When property, plant and/or equipment are sold by the Company, the historical cost less accumulated depreciation is netted against the sale proceeds and the difference is included in the Consolidated Statements of Income and Other Comprehensive Income as Other expense, net.

Asset retirement obligations: Liabilities are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and wireless site equipment) when those obligations result from the acquisition, construction, development and/or normal operation of the assets. The obligations are measured initially at fair value, determined using present value methodology, and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset and the discount accretion is included in determining the results of operations.

(q)   Leases

Leases are classified as capital or operating depending upon the terms and conditions of the contracts.

Where the Company is the lessee, asset values recorded under capital leases are amortized on a straight-line basis over the period of expected use. Obligations recorded under capital leases are reduced by lease payments net of imputed interest.

For the year ended December 31, 2008, real estate and vehicle operating lease expenses, which are net of the amortization of the deferred gain on the sale-leaseback of buildings, were $225 million (2007 — $211 million). The unamortized balances of the deferred gains on the sale-leaseback of buildings are set out in Note 21(b).

(r)   Investments

The Company accounts for its investments in companies over which it has significant influence using the equity basis of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize the Company’s share of earnings or losses of the investee companies and reduced by dividends received. The excess of the cost of equity investments over the underlying book value at the date of acquisition, except for goodwill, is amortized over the estimated useful lives of the underlying assets to which it is attributed.

The Company accounts for its other investments as available-for-sale at their fair values unless the investment securities do not have quoted market prices in an active market, in which case the Company uses the cost basis of accounting whereby investments are initially recorded at cost and earnings from such investments are recognized only to the extent received or receivable. The cost of investments sold or amounts reclassified out of other comprehensive income into earnings are determined on a specific identification basis.

Unless there is an other than temporary decline in the value of an available-for-sale investment, carrying values for available-for-sale investments are adjusted to estimated fair values with such adjustment being included in the Consolidated Statements of Income and Other Comprehensive Income as a component of other comprehensive income. When there is an other than temporary decline in the value of the investment, the carrying values of investments accounted for using the equity, available-for-sale and cost methods are reduced to estimated fair values with such reduction being included in the Consolidated Statements of Income and Other Comprehensive Income as Other expense, net.

(s)   Comparative amounts

Certain of the comparative amounts have been reclassified to conform to the presentation adopted currently.

notes to consolidated financial statements

2      accounting policy developments

(a)   Convergence with International Financial Reporting Standards as issued by the International Accounting Standards Board

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) over a transitional period to be complete by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011, the date which the Company has selected for adoption.

Canadian GAAP will be fully converged with IFRS-IASB through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS-IASB; and standards not subject to a joint-convergence project have been exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS-IASB. As illustrated in Note 2(b)-(e), the first convergence method may, or will, result in the Company either having the option to, or being required to, effectively, changeover certain accounting policies to IFRS-IASB prior to 2011. As discussed further in Note 22(g), the United States’ Financial Accounting Standards Board and the International Accounting Standards Board have completed a joint-project on business combinations and non-controlling interests.

The International Accounting Standards Board’s work plan currently, and expectedly, has projects underway that are expected to result in new pronouncements that continue to evolve IFRS-IASB, and, as a result IFRS-IASB as at the transition date is expected to differ from its current form.

 In November 2008, the United States Securities and Exchange Commission issued a proposed “road map”, with seven milestones, that would permit certain United States reporting issuers to use IFRS-IASB in their filings. This proposal is a significant development as it also contemplates mandatory usage of IFRS-IASB by United States reporting issuers as early as 2014 (such a mandatory usage decision — Milestone 6 — is anticipated to be made by the United States Securities and Exchange Commission in 2011). It is not possible to currently assess the impact, if any, this proposal will have on the International Accounting Standards Board’s work plan; however, Milestone 1 is a requirement for improvements in accounting standards and a subsequent consideration by the United States Securities and Exchange Commission of whether IFRS-IASB are of high quality and sufficiently comprehensive.

The Company is in the process of assessing the impacts on itself of the Canadian convergence initiative. There are several phases that the Company will have to complete on the path to changing over to IFRS-IASB:

•    The initial impact assessment and scoping phase includes the identification of significant differences between existing Canadian GAAP and IFRS-IASB as relevant to the Company’s specific instance.

•    The following key elements phase includes the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS-IASB. As well, this phase includes other operational elements such as information technology, internal control over financial reporting and training.

•    The subsequent embedding phase will integrate the solutions into the Company’s underlying financial system and processes that are necessary for the Company to changeover to IFRS-IASB.

The Company is required to qualitatively disclose its changeover impacts in conjunction with its 2008 and 2009 financial reporting. As activities progress through 2010, the specificity of the disclosure of pre- and post-IFRS-IASB changeover accounting policy differences is expected to increase.

In its 2010 fiscal year, the fiscal year immediately prior to the one in which it commences reporting under IFRS-IASB, the Company will, effectively, have to maintain two parallel books of account: one set of books of account will be prepared using the contemporary version of Canadian GAAP and would be used for contemporaneous reporting; one set of books of account will be prepared using the contemporary version of IFRS-IASB and would be used for reporting of comparative amounts during the Company’s 2011 fiscal year.

Initial impact assessment and scoping phase — status: Based upon the then current state of IFRS-IASB, in the first quarter of 2008 this phase utilized a diagnostic process and identified a modest number of topics possibly impacting either the Company’s financial results and/or the Company’s effort necessary to changeover to IFRS-IASB. The IASB has activities currently underway which may, or will, change IFRS-IASB and such change may, or will, impact the Company; the Company will assess any such change as a component of its key elements phase.

Key elements phase — status: Currently underway are the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS-IASB; consideration of impacts on operational elements such notes to consolidated financial statements

as information technology and internal control over financial reporting are integral to this process. Targeted training activities, which leveraged both internal and external resources, occurred during the current reporting period.

Although its impact assessment activities are well underway and progressing ahead of plan, continued progress is necessary before the Company can prudently increase the specificity of the disclosure of pre- and post-IFRS-IASB changeover accounting policy differences, other than as set out in Note 2(b)-(e).

(b)   Financial instruments — disclosure; presentation

As an activity consistent with Canadian GAAP being converged with IFRS-IASB, the previously existing recommendations for financial instrument disclosure were replaced with new recommendations (CICA Handbook Section 3862); the existing recommendations for financial instrument presentation were carried forward, unchanged (as CICA Handbook Section 3863).

Commencing with the Company’s 2008 fiscal year, the new recommendations of the CICA for financial instrument disclosures apply to the Company. As set out in Note 5, the new recommendations result in incremental disclosures, relative to those previously required, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the statement of financial position date, and how an entity manages those risks. The transitional provisions provide that certain of the incremental disclosures need not be provided on a comparative basis in the year of adoption.

(c)   Inventories

As an activity consistent with Canadian GAAP being converged with IFRS-IASB, the previously existing recommendations for accounting for inventories were replaced with new recommendations (CICA Handbook Section 3031).

Commencing with the Company’s 2008 fiscal year, the new recommendations of the CICA for accounting for inventories apply to the Company. The new recommendations provide more guidance on the measurement and disclosure requirements for inventories; significantly, the new recommendations allow the reversals of previous write-downs to net realizable value where there is a subsequent increase in the value of inventories. The Company’s results of operations and financial position were not materially affected by the new recommendations.

(d)   Goodwill and intangible assets

As an activity consistent with Canadian GAAP being converged with IFRS-IASB, the previously existing recommendations for goodwill and intangible assets and research and development costs were replaced with new recommendations (CICA Handbook Section 3064).

Commencing with the Company’s 2009 fiscal year, the new recommendations of the CICA for goodwill and intangible assets will apply to the Company. The new recommendations provide extensive guidance on when expenditures qualify for recognition as intangible assets. The Company’s results of operations and financial position are not expected to be materially affected by the new recommendations.

(e)   Business combinations and non-controlling interests

As an activity consistent with Canadian GAAP being converged with IFRS-IASB, the previously existing recommendations for business combinations and consolidation financial statements will be replaced with new recommendations for business combinations (CICA Handbook Section 1582), consolidations (CICA Handbook Section 1601) and non-controlling interests CICA Handbook Section 1602).

Generally, the new recommendations result in measuring business acquisitions at the fair value of the acquired business and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording fair values attributable to non-controlling interests). Unlike the corresponding new U.S. GAAP (see Note 22(g)), which requires the recognition of the fair value of goodwill attributable to non-controlling interests, both the new Canadian GAAP recommendations and IFRS-IASB allow the choice of whether or not to recognize the fair value of goodwill attributable to non-controlling interests on an acquisition-by-acquisition basis.

Measuring business acquisitions at fair value will, among other things, result in:

•	acquisition costs being expensed;

•	acquisition-created restructuring costs being expensed;

•

contingent consideration, which is accounted for as a financial liability, being measured at fair value at the time of the acquisition with subsequent changes in its fair value being included in determining the results of operations; and

•

changes in non-controlling ownership interests subsequent to the parent company’s acquisition of control, and not resulting in the parent company’s loss of control, being accounted for as capital transactions.

notes to consolidated financial statements

Effective January 1, 2009, the Company early adopted the new recommendations and did so in accordance with the transitional provisions; the Company would otherwise have been required to adopt the new recommendations effective January 1, 2011.

Whether the Company will be materially affected by the new recommendations will depend upon the specific facts of business combinations, if any, occurring subsequent to the Company’s adoption of the new recommendations. The Company’s consolidated financial statements will, however, be subject to a small number of retrospectively applied non-controlling interest-related presentation and disclosure changes:

•    the Consolidated Statements of Financial Position will recognize non-controlling interest as a separate component of shareholders’ equity (December 31, 2008, shareholders’ equity to be reported post-adoption would be $7,205 million); and

•    the Consolidated Statements of Income and Other Comprehensive Income will present the allocation of net income and other comprehensive income between the Company’s shareholders and non-controlling interests rather than reflecting the non-controlling interest in the results of operations as a deduction in arriving at net income and other comprehensive income.

Had these presentation and disclosure changes been applied to the Consolidated Statements of Income and Other Comprehensive Income for the years ended December 31, 2008 and 2007, the result would be as follows:

	2008		2007
Years ended December 31 (millions except per share amounts)	As currently reported	To be reported post-adoption	As currently reported	To be reported post-adoption
Operating revenues	$9,653	$9,653	$9,074	$9,074
Operating expenses
Operations	5,815	5,815	5,465	5,465
Restructuring costs	59	59	20	20
Depreciation	1,384	1,384	1,355	1,355
Amortization of intangible assets	329	329	260	260
	7,587	7,587	7,100	7,100
Operating income	2,066	2,066	1,974	1,974
Other expense, net	36	36	36	36
Financing costs	463	463	440	440
Income before income taxes (and non-controlling interests)(1)	1,567	1,567	1,498	1,498
Income taxes	436	436	233	233
(Non-controlling interests)(1)	3	N/A	7	N/A
Net income (and Common Share and Non-Voting Income)(1)	1,128	1,131	1,258	1,265
Other Comprehensive Income
Change in unrealized fair value of derivatives designated as cash flow hedges	(26)	(26)	82	82
Foreign currency translation adjustment arising from translating financial statements of self-sustaining foreign operations	2	2	(7)	(7)
Change in unrealized fair value of available-for-sale financial assets	(2)	(2)	(1)	(1)
	(26)	(26)	74	74
Comprehensive Income	$1,102	$1,105	$1,332	$1,339
Net income attributable to:
Common Shares and Non-Voting Shares		$1,128		$1,258
Non-controlling interests		3		7
		$1,131		$1,265
Total comprehensive income attributable to:
Common Shares and Non-Voting Shares		$1,102		$1,332
Non-controlling interests		3		7
		$1,105		$1,339
Net income per Common Share and Non-Voting Share
- Basic	$3.52	$3.52	$3.79	$3.79
- Diluted	$3.51	$3.51	$3.76	$3.76

(1)    Captioning in parentheses will be deleted post-adoption.

notes to consolidated financial statements

3      capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and (ii) to manage capital in a manner which balances the interests of equity and debt holders.

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable in the definition of capital.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade receivables to an arm’s-length securitization trust.

The Company monitors capital on a number of bases, including: net debt to Earnings Before Interest, Taxes, Depreciation and Amortization — excluding restructuring costs (EBITDA — excluding restructuring costs); and dividend payout ratio of sustainable net earnings.

Net debt to EBITDA — excluding restructuring costs is calculated as net debt at the end of the period divided by twelve-month trailing EBITDA — excluding restructuring costs. Net debt is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; the calculation of net debt is as set out in the following schedule. Net debt is one component of a ratio used to determine compliance with debt covenants. The calculation of EBITDA — excluding restructuring costs is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; the calculation of EBITDA — excluding restructuring costs is as set out in the following schedule. This measure, historically, is substantially the same as the leverage ratio covenant in the Company’s credit facilities.

Dividend payout ratio of sustainable net earnings is calculated as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the twelve-month trailing period excluding tax-related adjustments and the statement of income and other comprehensive income impacts of the share options with the net-cash settlement feature, which are discussed further in Note 12(b).

During 2008, the Company’s strategy, which was unchanged from 2007, was to maintain the financial policies and guidelines set out in the following schedule. The Company believes that these financial policies and guidelines, which are reviewed annually, are currently at the optimal level and, by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, provide reasonable access to capital.

As at, or twelve-month periods ended, December 31 ($ in millions)	Policies and guidelines	2008	2007
Components of debt and coverage ratios
Net debt(1)		$7,286	$6,141
EBITDA – excluding restructuring costs(2)		$3,838	$3,609
Net interest cost(3)		$463	$440
Debt ratio
Net debt to EBITDA – excluding restructuring costs	1.5 – 2.0	1.9	1.7
Coverage ratios
Interest coverage on long-term debt(4)		4.3	4.2
EBITDA – excluding restructuring costs interest coverage(5)		8.3	8.2
Other measure
Dividend payout ratio of sustainable net earnings	45 – 55%	54%	47%

(1)    Net debt is calculated as follows:

	2008	2007
Long-term debt (Note 18)	$6,352	$4,589
Debt issuance costs netted against long-term debt	28	30
Derivative liabilities, net	778	1,179
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. Dollar denominated debt (excluding tax effects)	(168)	(137)
Cash and temporary investments, net	(4)	(20)
Cumulative proceeds from accounts receivable securitization (Note 14)	300	500
Net debt	$7,286	$6,141

notes to consolidated financial statements

(2)    EBITDA – excluding restructuring costs is calculated as follows:

	2008	2007
EBITDA (Note 6)	$3,779	$3,589
Restructuring costs (Note 7)	59	20
EBITDA – excluding restructuring costs	$3,838	$3,609

(3)    Net interest cost is defined as financing costs before gains on redemption and repayment of debt, calculated on a twelve-month trailing basis (losses recorded on the redemption of long-term debt, if any, are included in net interest cost).

(4)    Interest coverage on long-term debt is defined as net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt (including losses recorded on the redemption of long-term debt, if any).

(5)    EBITDA – excluding restructuring costs interest coverage is defined as EBITDA – excluding restructuring costs divided by net interest cost. This measure is substantially the same as the coverage ratio covenant in the Company’s credit facilities.

The net debt to EBITDA — excluding restructuring costs ratio increased 0.2 as increased net debt was partly offset by increased twelve-month trailing EBITDA — excluding restructuring costs (the net increase in debt supported payment of $882 million for advanced wireless services spectrum licences and $692 million (net of acquired cash) for January 2008 acquisitions, as discussed further in Note 16(b)). When compared to one year earlier, the interest coverage on long-term debt had an increase of 0.1 as a result of a 0.2 increase due to higher income before income taxes and interest expense and a 0.1 decrease due to higher interest expense. The EBITDA — excluding restructuring costs interest coverage ratio had an increase of 0.1 as a result of a 0.5 increase due to higher EBITDA — excluding restructuring costs and a 0.4 decrease due to higher net interest costs.

4      regulation of rates charged to customers

(a)   General

The provision of telecommunications services by the Company through TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership is subject to regulation under provisions of the Telecommunications Act. The regulatory authority designated to implement the Telecommunications Act is the CRTC, which is established pursuant to the terms of the Canadian Radio-television and Telecommunications Act.

Pursuant to Part III of the Telecommunications Act, the CRTC may forbear, conditionally or unconditionally, from regulating the rates for certain telecommunications services, or certain classes of telecommunications service providers, where the CRTC finds that the service or class of service provided by the telecommunications service provider is subject to competition sufficient to protect the interests of customers. TELUS Communications Company partnership has, for example, been granted forbearance from regulation in relation to its entire portfolio of wireless and paging services. In the latter half of 2007, TELUS Communications Company partnership was granted forbearance in relation to the setting of rates for a number of its wireline telecommunications services that are currently provided within 96 residential and 47 business exchanges where it was determined that there was significant competition for such services to protect the interests of customers. Previously forborne services, including interexchange voice services, wide area network services and retail Internet services, remain forborne. TELUS Communications Company partnership also operates as a forborne telecommunications service provider when it provides telecommunications services (primarily business local exchange service) outside of its traditional incumbent serving territory (Alberta, British Columbia and parts of Quebec) and, as such, all of its services are not subject to rate regulation.

The fact that a portion of the Company’s operations remain subject to rate regulation does not result in the Company selecting accounting policies that would differ from generally accepted accounting principles.

Less than one-quarter of the Company’s revenues are from Wireline segment regulated services and subject to CRTC price regulation; none of the Company’s Wireless segment revenues are currently subject to CRTC regulation.

notes to consolidated financial statements

The major categories of telecommunications services provided by TELUS Communications Company partnership that are subject to rate regulation or have been forborne from rate regulation are as follows:

Regulated services	Forborne services (not subject to rate regulation)

• Residential wireline local services in incumbent local exchange carrier regions in non-forborne exchanges	• Residential wireline services in incumbent local exchange carrier regions in forborne exchanges(1)
• Business wireline local services in incumbent local exchange carrier regions in non-forborne exchanges	• Business wireline services in incumbent local exchange carrier regions in forborne exchanges(2)
• Competitor services	• Non-incumbent local exchange carrier services
• Public telephone services	• Long distance services
• Internet services
• International telecommunications services
• Interexchange private line services(3)
• Certain data services
• Cellular, enhanced specialized mobile radio digital (ESMR digital) and personal communications services digital (PCS digital)
• Other wireless services, including paging
• Sale of customer premises equipment (CPE)

(1)    Forborne on exchanges where two or more competitors, including wireless service providers, are offering or providing similar services.

(2)    Forborne on exchanges where one or more competitors, including wireless service providers, are offering or providing similar services.

(3)    Forborne on routes where one or more competitors are offering or providing services at DS-3 or greater bandwidth.

(b)   Price caps form of regulation

The CRTC has adopted a form of price cap regulation as the means by which it regulates the prices for the Company’s telecommunications rate regulated services. A four-year price regulation regime commenced on June 1, 2002, with the issuance of the CRTC’s Decision 2002-34; on December 16, 2005, the CRTC issued Decision 2005-69 that extended that price cap regime, without changes, for a period of one year to May 31, 2007. The CRTC conducted a review of the existing price cap regulation which included an oral hearing held in Gatineau, Quebec. This proceeding was concluded in the fourth quarter of 2006 with the CRTC issuing its decision in this matter on April 30, 2007. The decision was consistent with the Company’s current accounting policies.

Rate-setting methodology: Under the prospective price regulation framework, services are separated into seven service categories, or baskets, for those exchanges which continue to be regulated. Price constraints within the individual baskets are outlined in the following table.

Capped and non-forborne basket	Price cap constraint	Overriding maximum annual increase
Residential wireline services in incumbent local exchange carrier regions
In non-high cost serving areas	Capped at existing rates	0%
In high cost serving areas	Increase by lesser of inflation(1) or 5%	5%
Business wireline services in incumbent local exchange carrier regions	Increase annually by inflation(1)	10%
Other capped services	Increase annually by inflation(1)	10%
Competitor services	Inflation(1) less 3.2% productivity offset	0%
Public telephone services	One-time $0.50 increase	N/A
Services with frozen rates (e.g. 9-1-1 service)	Capped at existing rates	0%

(1)    As measured by chain-weighted Gross Domestic Product Price Index.

Primary exchange rates for forborne services/exchanges are capped at existing rates.

(c)   Other non-price cap regulation

Other: The CRTC has adopted an imputation test filing requirement to set floor prices for rate regulated services. The imputation test filing requirements ensure that the incumbent telephone companies do not reduce rates for services below their costs in an effort to thwart competitive entry or engage in predatory pricing to drive out existing competitors.

Unbundling of essential facilities:  In an effort to foster facilities-based competition in the provision of telecommunications services, the CRTC has mandated that certain essential or near-essential facilities be made available to competitors at rates based on their incremental costs plus an approved mark-up. The CRTC has defined essential facilities as facilities which are monopoly controlled, required by competitors as an input to provide services and which cannot be economically or technically duplicated by competitors (which include central office codes, subscriber listings and certain local loops in high cost serving areas). The incumbent local exchange carriers must provide certain non-essential facilities, which the CRTC deems to be near-essential, such as local loop facilities in low cost areas and transiting arrangements, at prices determined as if they were notes to consolidated financial statements

essential facilities. This obligation on the part of the incumbent local exchange carriers will continue until the market for near-essential loops and transiting arrangements is competitive. The CRTC conducted an oral hearing on this matter in Gatineau, Quebec in the fourth quarter of 2007 and issued its decision in this matter on March 3, 2008. The decision did not impact the treatment of the regulated rates.

Voice contribution expense and portable subsidy revenue: Local exchange carriers’ costs of providing the level of basic residential services that the CRTC requires to be provided in high cost serving areas is more than the CRTC allows the local exchange carriers to charge for the level of service. To ameliorate the situation, the CRTC collects contribution payments, in a central fund, from all Canadian telecommunications service providers (including voice, data and wireless service providers) that are then disbursed as portable subsidy payments to subsidize the costs of providing residential telephone services in high cost serving areas. The portable subsidy payments are paid based upon a total subsidy requirement calculated on a per line/per band subsidy rate, as further discussed in Note 1(c). The CRTC currently determines, at a national level, the total contribution requirement necessary to pay the portable subsidies and then collects contribution payments from the Canadian telecommunications service providers, calculated as a percentage of their telecommunications service revenue (as defined in CRTC Decision 2000-745 and Telecom Order CRTC 2001-220). The final contribution expense rate for 2008 is 0.87% and the interim rate for 2009 has been similarly set at 0.87%. The Company’s contributions to the central fund, $52 million for the year ended December 31, 2008 (2007 — $60 million), are accounted for as an operations expense and the portable subsidy receipts, $58 million for the year ended December 31, 2008 (2007 — $63 million), are accounted for as local revenue.

5      financial instruments

(a)   Risks — overview

The Company’s financial instruments and the nature of risks which they may be subject to are as set out in the following table.

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at cost or amortized cost
Cash and temporary investments	X		X	X
Accounts receivable	X		X
Accounts payable		X	X
Restructuring accounts payable		X
Short-term obligations		X		X
Long-term debt		X	X	X
Measured at fair value
Short-term investments				X	X
Long-term investments					X
Foreign exchange derivatives(1)	X	X	X
Share-based compensation derivatives(1)	X	X			X
Cross currency interest rate swap derivatives(1)	X	X	X	X

(1)    Use of derivative financial instruments is subject to a policy which requires that no derivative transaction be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

(b)   Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis (see Note 5(c)), the best representation of the Company’s maximum exposure (excluding tax effects) to credit risk, which is a worst-case scenario and does not reflect results expected by the Company, is as set out in the following table:

As at December 31 (millions)	2008	2007
Cash and temporary investments, net	$4	$20
Accounts receivable	966	711
Derivative assets	10	4
	$980	$735

notes to consolidated financial statements

Cash and temporary investments: Credit risk associated with cash and temporary investments is minimized substantially by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable: Credit risk associated with accounts receivable is minimized by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains allowances for potential credit losses, and any such losses to date have been within management’s expectations.

 The following table presents an analysis of the age of customer accounts receivable not allowed for as at the dates of the Consolidated Statements of Financial Position. As at December 31, 2008, the weighted average life of customer accounts receivable is 28 days (2007 — 29 days) and the weighted average life of past-due customer accounts receivable is 64 days (2007 — 63 days). No interest is charged on customer accounts which are current. Thereafter, interest is charged at a regulatory-based rate on non-forborne Wireline segment outstanding balances and a market rate on forborne Wireline segment and Wireless segment outstanding balances.

As at December 31 (millions)	2008	2007
Customer accounts receivable net of allowance for doubtful accounts
Current	$555	$375
30-60 days past billing date	121	91
61-90 days past billing date	47	33
Greater than 90 days past billing date	43	29
	$766	$528
Customer accounts receivable (Note 21(b))	$843	$591
Allowance for doubtful accounts	(77)	(63)
	$766	$528

The Company must make significant estimates in respect of the allowance for doubtful accounts. Current economic conditions, historical information, why the accounts are past-due and line of business from which the customer accounts receivable arose are all considered when determining whether past-due accounts should be allowed for; the same factors are considered when determining whether to write off amounts charged to the allowance account against the customer account receivable. The provision for doubtful accounts is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the provision for doubtful accounts.

The following table presents a summary of the activity related to the Company’s allowance for doubtful accounts.

Years ended December 31 (millions)	2008	2007
Balance, beginning of period	$63	$55
Additions (provision for doubtful accounts)	71	43
Net use	(57)	(35)
Balance, end of period	$77	$63

Aside from the normal customer accounts receivable credit risk associated with its retained interest, the Company has no continuing exposure to credit risk associated with its trade receivables which are sold to an arm’s-length securitization trust, as discussed further in Note 14.

Derivative assets (and derivative liabilities): Counterparties to the Company’s cross currency interest rate swap agreements, share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedging items due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote. The Company’s derivative liabilities do not have credit-risk-related contingent features.

(c)   Liquidity risk

As a component of the Company’s capital structure financial policies, discussed further in Note 3, the Company manages liquidity risk by maintaining bilateral bank facilities and syndicated credit facilities, by maintaining a commercial paper program, by the sales of trade receivables to an arm’s-length securitization trust, by continuously monitoring forecast and actual cash notes to consolidated financial statements

flows and by managing maturity profiles of financial assets and financial liabilities. As disclosed in Note 18(g), the Company has significant debt maturities in future years. As at December 31, 2008, the Company has access to a shelf prospectus, in effect until September 2009, pursuant to which it can offer $2.5 billion (2007 — $3.0 billion) of debt or equity securities. The Company believes that its investment grade credit ratings provide reasonable access to capital markets.

The Company’s undiscounted financial liability contractual maturities, which include interest thereon (where applicable), are as follows:

	Non-derivative			Derivative
	Non- interest	Long-term debt (see Note 18)				Other financial liabilities
As at December 31,	bearing financial	All except capital	Capital	Currency swaps amounts to be exchanged(2)			Currency swaps amounts to be exchanged
2008 (millions)	liabilities	leases(1)(2)	leases	(Receive)	Pay	Other	(Receive)	Pay	Total
2009
First quarter	$1,093	$44	$1	$—	$—	$62	$(119)	$110	$1,191
Balance of year	239	356	2	(187)	250	13	(117)	116	672
2010	15	477	2	(187)	250	8	—	—	565
2011	2	2,641	1	(2,439)	3,077	—	—	—	3,282
2012	—	1,891	—	—	—	—	—	—	1,891
2013	—	447	—	—	—	—	—	—	447
Thereafter	1	2,699	—	—	—	—	—	—	2,700
Total	$1,350	$8,555	$6	$(2,813)	$3,577	$83	$(236)	$226	$10,748

(1)    Interest payment cash outflows in respect of commercial paper and amounts drawn under the Company’s credit facility have been calculated based upon the rates in effect as at December 31, 2008.

(2)    The amounts included in the undiscounted non-derivative long-term debt in respect of the U.S. Dollar denominated long-term debt, and the corresponding amounts included in the long-term debt “currency swaps” receive column, have been determined based upon statement of financial position date exchange rates. The U.S. Dollar denominated long-term debt contractual maturity amounts, in effect, are reflected in the long-term debt “currency swaps” pay column as gross cash flows are exchanged pursuant to the cross currency interest rate swap agreements (see Note 18(b)).

(d)   Currency risk

The Company’s functional currency is the Canadian Dollar, but it regularly transacts in U.S. Dollars due to certain routine revenues and operating costs being denominated in U.S. Dollars, as well as sourcing some inventory purchases and capital asset acquisitions internationally. The U.S. Dollar is the only foreign currency to which the Company has a significant exposure.

The Company’s foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. Dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options on an exception basis only.

The Company is also exposed to currency risks in that the fair value or future cash flows of its U.S. Dollar denominated long-term debt will fluctuate because of changes in foreign exchange rates. Currency hedging relationships have been established for the related semi-annual interest payments and principal payment at maturity, as set out in Note 18(b).

(e)   Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term investments, short-term obligations, long-term debt and/or cross currency interest rate swap derivatives.

When the Company has temporary investments, they have short maturities and fixed rates, thus their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows do not change due to changes in market interest rates.

If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, the Company could be exposed to interest rate risks.

As short-term obligations arising from bilateral bank facilities (Note 17), which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

In respect of the Company’s currently outstanding long-term debt, other than for commercial paper and amounts drawn on its credit facility (Note 18(c)), it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption and/or foreign exchange rate fluctuations, the related future cash flows do not. Due to the short maturities of commercial paper, its fair values are not materially affected by changes in market interest rates but its cash flows representing interest payments may be if the commercial paper is “rolled over”.

notes to consolidated financial statements

Amounts drawn on the Company’s short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

Similar to fixed-rate debt, the fair value of the Company’s cross currency interest rate swap derivatives fluctuates with changes in market interest rates as the interest rate swapped to is fixed; absent early redemption, the related future cash flows do not change due to changes in market interest rates.

(f)    Other price risk

Short-term investments:  If the balance of short-term investments includes equity instruments, the Company would be exposed to equity price risks.

Long-term investments: The Company is exposed to equity price risks arising from investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

Share-based compensation derivatives: The Company is exposed to other price risk arising from cash-settled share-based compensation (appreciating Common Share and Non-Voting Share prices increase both the expense and the potential cash outflow). Cash-settled equity swap agreements have been entered into that establish a cap on the Company’s cost associated with its net-cash settled share options (Note 12(b)) and fix the Company’s cost associated with its restricted stock units (Note 12(c)).

(g)   Market risk

Net income and other comprehensive income for the year ended December 31, 2008, could have varied if the Canadian Dollar: U.S. Dollar foreign exchange rates, market interest rates and the Company’s Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of the Company’s exposure to currency risk at the reporting date has been determined based upon the hypothetical change taking place at the current statement of financial position date (as contrasted with applying the hypothetical change to all relevant transactions during the reported period). The U.S. Dollar denominated balances and derivative financial instrument notional amounts as at the statement of financial position date have been used in the calculations.

The sensitivity analysis of the Company’s exposure to interest rate risk at the reporting date has been determined based upon the hypothetical change taking place at the beginning of the fiscal year and being held constant through to the current statement of financial position date. The relevant current statement of financial position date principal and notional amounts have been used in the calculations.

The sensitivity analysis of the Company’s exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon the hypothetical change taking place at the current statement of financial position date. The relevant current statement of financial position date notional number of shares, including those in the cash-settled equity swap agreements, has been used in the calculations.

The income tax provisions, which are reflected net in the sensitivity analysis, reflect the applicable basic blended federal and provincial statutory income tax rates for the period.

notes to consolidated financial statements

	Reasonably possible changes in market risks(1)
	Cdn. $: U.S.$ exchange rate	Market interest rate	Non-Voting Share price(2)
Year ended December 31, 2008 ($ in millions)	10%	25 basis points	25%(3)
Net income	$7	$3	$10
Other comprehensive income	$34	$3	$4

(1)    These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in an increased amount, and unfavourable hypothetical changes in the assumptions result in a decreased amount, of net income and/or other comprehensive income. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear.

In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in more favourable foreign exchange rates (increased strength of the Canadian Dollar)), which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that changes in exchange rates and market interest rates would be realized by the Company; in reality, the competitive marketplace in which the Company operates would impact this assumption.

No provision has been made for a difference in the notional number of shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Non-Voting Share price.

(2)    The hypothetical effects of changes in the price of the Company’s Non-Voting Shares are restricted to those which would arise from the Company’s share-based compensation items which are accounted for as liability instruments and the associated cash-settled equity swap agreements.

(3)    To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a 4.5-year data period and calculated on a monthly basis, which is consistent with the current assumptions and methodology set out in Note 12(b), the volatility of the Company’s Non-Voting Share price as at December 31, 2008, was 26.4%; reflecting the twelve-month data period ended December 31, 2008, the volatility was 30.8%.

The Company is exposed to other price risks in respect of its financial instruments, as discussed further in Note 5(f). Changes in the Company’s Common Share price would not have materially affected the Company’s net income or its other comprehensive income.

(h)   Fair values

General: The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring accounts payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company’s investments accounted for using the cost method do not exceed their fair values.

The carrying value of short-term investments equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices in active markets.

The fair values of the Company’s long-term debt are based on quoted market prices in active markets. The fair values of the Company’s derivative financial instruments used to manage exposure to interest rate and currency risks are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to the Company for financial instruments of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities.

The fair values of the Company’s derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon the Company’s Common Share and Non-Voting Share prices as at the statement of financial position dates).

notes to consolidated financial statements

The Company’s financial instruments that are measured at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy used to measure them are as set out in the following table:

		Fair value measurements at reporting date using
As at December 31, 2008 (millions)	Carrying value	Quoted prices in active markets for identical items	Significant other observable inputs	Significant unobservable inputs
		(Level 1)	(Level 2)	(Level 3)
Assets
Foreign exchange derivatives	$10	$—	$10	$—
Liabilities
Share-based compensation derivatives	$82	$—	$82	$—
Cross currency interest rate swap derivatives	778	—	778	—
	$860	$—	$860	$—

Non-derivative: The Company’s non-derivative financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition and its long-term debt, which is measured at amortized cost, are as set out in the following table.

	2008		2007
As at December 31 (millions)	Carrying amount	Fair value	Carrying amount	Fair value
Short-term investments designated as held for trading upon initial recognition	$—	$—	$42	$42
Long-term investments designated as available-for-sale upon initial recognition(1)	$—	$—	$14	$14
Long-term debt	$6,352	$6,445	$4,589	$4,960

(1)    The carrying value for long-term investments presented in this schedule excludes $42 (2007 – $25) of investments in companies over which the Company has significant influence and investments in securities which do not have quoted market prices in an active market.

Derivative: The Company’s derivative financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition are as set out in the following table.

		2008			2007
As at December 31 (millions)	Maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Current Assets
Derivatives designated as held for trading upon initial recognition and used to manage currency risks arising from U.S. Dollar transactions to which hedge accounting is not applied
- Revenues	2009	$29	$—	$—	$22	$1	$1
- Purchases	2009	$95	3	3	$25	1	1
Derivatives(1) designated as held for hedging(2) upon initial recognition and used to manage
- Currency risks arising from U.S. Dollar denominated purchases	2009	$102	7	7	$44	—	—
- Changes in share-based compensation costs (Note 12(c))	2008		—	—	$27	2	—
			10			4
Less: Net amounts due to counterparties in respect of derivatives used to manage changes in share-based compensation costs and classified as held for hedging			—			(2)
			$10	$10		$2	$2

notes to consolidated financial statements

		2008			2007
As at December 31 (millions)	Maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Current Liabilities
Derivatives designated as held for trading upon initial recognition and used to manage currency risks arising from U.S. Dollar transactions to which hedge accounting is not applied
- Purchases	2008		$—	$—	$30	$1	$1
Derivatives used to manage changes in share-based compensation costs and classified as held for
- Trading (Note 12(b))	2012	$177	64	64	$220	26	27
- Hedging(1)(2) (Note 12(c))	2009	$28	11	13	$—	—	—
			75			27
Add: Net amounts due to counterparties in respect of derivatives used to manage changes in share-based compensation costs and classified as held for
- Trading (Note 12(b))			—			1
- Hedging (Note 12(c))			2			—
			$77	$77		$28	$28
Other Long-Term Liabilities
Derivatives(1) used to manage changes in share-based compensation costs and classified as held for hedging (2) (Note 12(c))	2010	$26	$7	$8	$23	$4	$4
Derivatives(1) classified as held for hedging(2) and used to manage currency risks associated with U.S. Dollar denominated debt (Note 18(b))	2011	$2,951	778	783	$2,951	1,179	1,188
			785			1,183
Add: Net amounts due to counterparties in respect of derivatives used to manage changes in share-based compensation costs and classified as held for hedging			1			1
Add: Interest payable in respect of derivatives used to manage currency risks associated with U.S. Dollar denominated debt and classified as held for hedging			5			8
			$791	$791		$1,192	$1,192

(1)    Designated as cash flow hedging items.

(2)    Hedge accounting is applied to derivatives that are designated as held for hedging.

notes to consolidated financial statements

(i)    Recognition of derivative gains and losses

The following table sets out the gains and losses on derivative instruments classified as cash flow hedging items and their location within the Consolidated Statements of Income and Other Comprehensive Income.

	Amount of gain (loss) recognized in other comprehensive income (effective portion)		Gain (loss) reclassified from other comprehensive income into income (effective portion) (Note 19(c))			Gain (loss) recognized in income on derivative (ineffective portion)
Years ended December 31	(Note 19(c))			Amount			Amount
(millions)	2008	2007	Location	2008	2007	Location	2008	2007
Derivatives used to manage currency risks
-Associated with U.S. Dollar denominated debt	$402	$(345)	Financing costs	$436	$(475)	Financing costs	$(1)	$—
-Arising from U.S. Dollar denominated purchases	14	(9)	Operations	7	(9)	Operations	—	—
Derivatives used to manage changes in share-based compensation costs (Note 12(c))	(11)	—	Operations	(3)	7	Operations	—	—
	$405	$(354)		$440	$(477)		$(1)	$—

The following table sets out gains and losses arising from derivative instruments: classified as held for trading items; not designated as being in a hedging relationship as discussed in Note 1(i); and their location within the Consolidated Statements of Income and Other Comprehensive Income.

	Gain (loss) recognized in income on derivatives
		Amount
Years ended December 31 (millions)	Location	2008	2007
Derivatives used to manage currency risks	Financing costs	$15	$(16)
Derivatives used to manage changes in share-based compensation costs (Note 12(b))	Operations	(47)	(23)
		$(32)	$(39)

6      segmented information

The Company’s reportable segments are Wireline and Wireless. The Wireline segment includes voice local, voice long distance, data and other telecommunications services excluding wireless. The Wireless segment includes digital personal communications services, equipment sales and wireless Internet services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties. The following segmented information is regularly reported to the Company’s Chief Executive Officer (the Company’s chief operating decision maker).

notes to consolidated financial statements

Years ended December 31	Wireline		Wireless		Eliminations		Consolidated
(millions)	2008	2007	2008	2007	2008	2007	2008	2007
Operating revenues
External revenue	$5,021	$4,810	$4,632	$4,264	$—	$—	$9,653	$9,074
Intersegment revenue	131	114	28	27	(159)	(141)	—	—
	5,152	4,924	4,660	4,291	(159)	(141)	9,653	9,074
Operating expenses
Operations expense	3,327	3,222	2,647	2,384	(159)	(141)	5,815	5,465
Restructuring costs	51	19	8	1	—	—	59	20
	3,378	3,241	2,655	2,385	(159)	(141)	5,874	5,485
EBITDA(1)	$1,774	$1,683	$2,005	$1,906	$—	$—	$3,779	$3,589
Capital expenditures	$1,311	$1,219	$548	$551	$—	$—	$1,859	$1,770
Advanced wireless services spectrum licences	—	—	882	—	—	—	882	—
CAPEX(2)	$1,311	$1,219	$1,430	$551	$—	$—	$2,741	$1,770
EBITDA less CAPEX	$463	$464	$575	$1,355	$—	$—	$1,038	$1,819
Operating expenses (as adjusted)(3)
Operations expense (as adjusted)(3)	3,327	3,077	2,647	2,360	(159)	(141)	5,815	5,296
Restructuring costs	51	19	8	1	—	—	59	20
	3,378	3,096	2,655	2,361	(159)	(141)	5,874	5,316
EBITDA (as adjusted)(3)	$1,774	$1,828	$2,005	$1,930	$—	$—	$3,779	$3,758
Capital expenditures	$1,311	$1,219	$548	$551	$—	$—	$1,859	$1,770
Advanced wireless services spectrum licences	—	—	882	—	—	—	882	—
CAPEX(2)	$1,311	$1,219	$1,430	$551	$—	$—	$2,741	$1,770
EBITDA (as adjusted) less CAPEX	$463	$609	$575	$1,379	$—	$—	$1,038	$1,988
				EBITDA (as adjusted)(from above)			$3,779	$3,758
				Incremental charge(3)			—	169
				EBITDA (from above)			3,779	3,589
				Depreciation			1,384	1,355
				Amortization			329	260
				Operating income			2,066	1,974
				Other expense, net			36	36
				Financing costs			463	440
				Income before income taxes and non-controlling interests			1,567	1,498
				Income taxes			436	233
				Non-controlling interests			3	7
				Net income			$1,128	$1,258

(1)

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)	Total capital expenditures (CAPEX) is the sum of capital expenditures and advanced wireless services spectrum licences.
(3)

Substantially all of the Company’s share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, were amended by adding a net-cash settlement feature (see Note 12(b)); such amendment resulted in an incremental charge to operations of $NIL (2007 - $169) and did not result in an immediate cash outflow. In respect of 2008 and 2007 results provided to the Company’s chief operating decision maker, operations expense and EBITDA are being presented both with, and without, the impact of such amendment.

notes to consolidated financial statements

7                  restructuring costs

Years ended December 31 (millions)	2008	2007
Restructuring costs
Workforce
Voluntary	$9	$5
Involuntary	50	14
Other	—	1
	59	20
Disbursements
Workforce
Voluntary	21	14
Involuntary and other	21	23
Other	1	1
	43	38
Expenses greater than (less than) disbursements	16	(18)
Restructuring accounts payable and accrued liabilities
Balance, beginning of period	35	53
Balance, end of period	$51	$35

In 2008, arising from its competitive efficiency program, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integration. These initiatives were aimed to improve the Company’s operating productivity and competitiveness. The Company’s estimate of restructuring costs in 2009 is approximately $50-75 million.

8                  financing costs

Years ended December 31 (millions)	2008	2007
Interest on long-term debt	$468	$464
Interest on short-term obligations and other	13	—
Foreign exchange (Note 5(i))	(1)	13
	480	477
Capitalized interest during construction	(3)	—
	477	477
Interest income
Interest on tax refunds	(9)	(27)
Other interest income	(5)	(10)
	(14)	(37)
	$463	$440

notes to consolidated financial statements

9                  income taxes

Years ended December 31 (millions)	2008	2007
Current	$275	$(144)
Future	161	377
	$436	$233

The Company’s income tax expense differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2008		2007
Basic blended federal and provincial tax at statutory income tax rates	$486	31.0%	$503	33.6%
Revaluation of future income tax liability to reflect future statutory income tax rates	(41)		(177)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(21)		(79)
Share option award compensation	6		(4)
Other	6		(10)
Income tax expense per Consolidated Statements of Income and Other Comprehensive Income	$436	27.8%	$233	15.6%

As referred to in Note 1(b), the Company must make significant estimates in respect of the composition of its future income tax liability. The operations of the Company are complex and the related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question. Temporary differences comprising the future income tax liability are estimated as follows:

As at December 31 (millions)	2008	2007
Capital assets
Property, plant, equipment, other and intangible assets subject to amortization	$(156)	$(51)
Intangible assets with indefinite lives	(830)	(746)
Partnership income unallocated for income tax purposes	(556)	(631)
Net pension and share-based compensation amounts	(306)	(219)
Reserves not currently deductible	70	71
Losses available to be carried forward	44	18
Other	20	6
	$(1,714)	$(1,552)
Presented on the Consolidated Statements of Financial Position as:
Future income tax liability
Current	$(459)	$(504)
Non-current	(1,255)	(1,048)
Net future income tax asset (liability)	$(1,714)	$(1,552)

The Company expects to be able to utilize its non-capital losses prior to expiry.

The Company has net capital losses and such losses may only be applied against realized taxable capital gains. The Company has included a net capital loss carry-forward of $606 million (2007 — $618 million) in its Canadian income tax returns. During the year ended December 31, 2008, the Company recognized the benefit of $19 million (2007 — $7 million) in net capital losses. Of the net capital losses carried-forward, as at December 31, 2008, $604 million (2007 — $604 million) have been denied on audit by the Canada Revenue Agency and the Company is considering various courses of action with a view to confirming all or a part of such net capital losses.

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the year ended December 31, 2008, the Company recorded Investment Tax Credits of $12 million (2007 — $11 million), $8 million (2007 — $3 million) of which was recorded as a reduction of capital and the balance of which was recorded as a reduction of Operations expense.

10            per share amounts

Basic net income per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted net income per Common Share and Non-Voting Share is calculated to give effect to share option awards.

notes to consolidated financial statements

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income equalled diluted Common Share and Non-Voting Share income for all periods presented.

Years ended December 31 (millions)	2008	2007
Basic total weighted average Common Shares and Non-Voting Shares outstanding	320	332
Effect of dilutive securities
Share option awards	2	2
Diluted total weighted average Common Shares and Non-Voting Shares outstanding	322	334

For the year ended December 31, 2008, certain outstanding share option awards, in the amount of 6 million (2007 — 1 million), were not included in the computation of diluted income per Common Share and Non-Voting Share because the share option awards’ exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods.

11            dividends per share

	2008			2007
Years ended December 31 (millions except per share amounts)	Declared effective	Paid to shareholders	Total	Declared effective	Paid to shareholders	Total
Dividend per Common Share and Non-Voting Share
Dividend $0.45 (2007 – $0.375)	Mar. 11, 2008	Apr. 1, 2008	$145	Mar. 9, 2007	Apr. 1, 2007	$126
Dividend $0.45 (2007 – $0.375)	Jun. 10, 2008	Jul. 1, 2008	144	Jun. 8, 2007	Jul. 1, 2007	125
Dividend $0.45 (2007 – $0.375)	Sept. 10, 2008	Oct. 1, 2008	144	Sept. 10, 2007	Oct. 1, 2007	123
Dividend $0.475 (2007 – $0.45)	Dec. 11, 2008	Jan. 2, 2009	151	Dec. 11, 2007	Jan. 1, 2008	147
			$584			$521

On February 11, 2009, the Board of Directors declared a quarterly dividend of $0.475 per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company payable on April 1, 2009, to holders of record at the close of business on March 11, 2009. The final amount of the dividend payment depends upon the number of Common Shares and Non-Voting Shares issued and outstanding at the close of business on March 11, 2009.

12            share-based compensation

(a)          Details of share-based compensation expense

Reflected in the Consolidated Statements of Income and Other Comprehensive Income as “Operations expense” and the Consolidated Statements of Cash Flows are the following share-based compensation amounts:

	2008			2007
Years ended December 31 (millions)	Operations expense	Associated operating cash outflows	Statement of cash flows adjustment	Operations expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards(1)	$18	$(15)	$3	$184	$(84)	$100
Restricted stock units(2)	34	(32)	2	29	(33)	(4)
Employee share purchase plan	36	(36)	—	34	(34)	—
	$88	$(83)	$5	$247	$(151)	$96

(1)             The expense (recovery) arising from share options with the net-cash settlement feature, net of cash-settled equity swap agreement effects (see Note 5(i)), was $NIL (2007 — $169).

(2)             The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 5(i)).

For the year ended December 31, 2008, the associated operating cash outflows in respect of share option awards include cash outflows arising from the cash-settled equity swap agreements of $9 million (2007 — cash inflows of $8 million). Similarly, for the year ended December 31, 2008, the associated operating cash outflows in respect of restricted stock units include cash outflows arising from hedging of $9 million (2007 — cash inflows of $5 million). For the year ended December 31, 2008, the income tax benefit arising from share-based compensation was $22 million (2007 — $85 million); as disclosed in Note 9, not all share-based compensation amounts are deductible for income tax purposes.

notes to consolidated financial statements

(b)          Share option awards

The Company applies the fair value based method of accounting for share-based compensation awards granted to employees. Share option awards typically vest over a three-year period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, using the Black-Scholes model (a closed-form option pricing model), are as follows:

Years ended December 31	2008	2007
Share option award fair value (per share option)	$7.10	$12.34
Risk free interest rate	3.6%	4.1%
Expected lives(1) (years)	4.5	4.5
Expected volatility	24.3%	26.3%
Dividend yield	4.1%	2.7%

(1)             The maximum contractual term of the share option awards granted in 2008 and 2007 was seven years.

The risk free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on historical share option award exercise data of the Company. Similarly, expected volatility considers the historical volatility of the Company’s Non-Voting Shares. The dividend yield is the annualized dividend current at the date of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

Had the weighted average assumptions for grants of share option awards that are reflected in the expense disclosures above been varied by 10% and 20% changes, the compensation cost arising from share option awards for the year ended December 31, 2008, would have varied as follows:

	Hypothetical change in assumptions(1)
($ in millions)	10%	20%
Risk free interest rate	$—	$1
Expected lives (years)	$1	$1
Expected volatility	$2	$3
Dividend yield	$1	$1

(1)             These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in a decreased amount, and unfavourable hypothetical changes in the assumptions result in an increased amount, of the compensation cost arising from share option awards. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear; in particular, variations in expected lives are constrained by vesting periods and legal lives. Also, in this table, the effect of a variation in a particular assumption on the amount of the compensation cost arising from share option awards is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in risk free interest rates may result in increased dividend yields), which might magnify or counteract the sensitivities.

Some share option awards have a net-equity settlement feature. As discussed further in Note 19(e), it is at the Company’s option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

Substantially all of the Company’s outstanding share option awards that were granted prior to January 1, 2005, have a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments. For the outstanding share option awards that were amended and which were granted subsequent to 2001, the minimum expense recognized for them will be their grant-date fair values.

The Company entered into a cash-settled equity swap agreement that establishes a cap on the Company’s cost associated with the affected outstanding share option awards. The following table sets out the number of affected outstanding share option awards and the composition of their capped exercise date fair values.

notes to consolidated financial statements

	Affected share option awards granted for
As at December 31, 2008 ($ in millions except per affected outstanding	Common Shares	Non-Voting Shares
share option award)	prior to 2002		after 2001	Total
Weighted average exercise price	$35.65	$30.51	$21.72	$27.13
Weighted average grant date fair value	—	—	6.70	3.08
	35.65	30.51	28.42	30.21
Weighted average incremental share-based compensation award expense arising from net-cash settlement feature	18.61	24.64	26.73	24.82
Exercise date fair value capped by cash-settled equity swap agreement	$54.26	$55.15	$55.15	$55.03
Affected share option awards outstanding	432,361	1,359,036	1,530,251	3,321,648
Notional amount (Note 5(h))	$7	$80	$90	$177

(c)          Restricted stock units

The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share; the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. The restricted stock units become payable when vesting is completed. The restricted stock units typically vest over a period of 33 months (the requisite service period). The vesting method of restricted stock units, which is determined on or before the date of grant, may be either cliff or graded. The associated liability is normally cash-settled.

The following table presents a summary of the activity related to the Company’s restricted stock units.

	2008			2007
	Number of restricted stock units		Weighted average grant date	Number of restricted stock units		Weighted average grant date
Years ended December 31	Non-vested	Vested	fair value	Non-vested	Vested	fair value
Outstanding, beginning of period
Non-vested	1,398,091	—	$49.19	1,518,613	—	$40.99
Vested	—	31,136	48.74	—	37,251	38.85
Issued
Initial award	997,219	—	43.73	576,233	—	56.21
In lieu of dividends	96,864	—	39.42	52,132	—	55.84
Vested	(859,846)	859,846	44.66	(662,437)	662,437	37.12
Settled in cash	—	(864,097)	44.64	—	(668,552)	36.67
Forfeited and cancelled	(125,958)	—	44.69	(86,450)	—	42.48
Outstanding, end of period
Non-vested	1,506,370	—	48.15	1,398,091	—	49.19
Vested	—	26,885	$50.10	—	31,136	$48.74

With respect to certain issuances of restricted stock units, the Company entered into cash-settled equity forward agreements that fix the cost to the Company; that information, as well as a schedule of the Company’s non-vested restricted stock units outstanding as at December 31, 2008, is set out in the following table.

	Number of fixed-cost restricted stock units	Cost fixed to the Company per restricted stock unit	Number of variable-cost restricted stock units	Total number of non-vested restricted stock units
Vesting in years ending December 31:
2009	400,000	$64.26
	120,000	$47.11
	520,000		196,888	716,888
2010	600,000	$49.22	189,482	789,482
	1,120,000		386,370	1,506,370

notes to consolidated financial statements

(d)          Employee share purchase plan

The Company has an employee share purchase plan under which eligible employees can purchase Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay. The Company contributed 45%, for employees up to a certain job classification, for every dollar contributed by an employee, to a maximum of 6% of employee pay; for more highly compensated job classifications, the Company contributed 40%. There are no vesting requirements and the Company records its contributions as a component of operating expenses.

During the fourth quarter of 2008, the Company reduced its contributions by 5% to 40% for employees up to a certain job classification and for more highly compensated job classifications the Company reduced its contributions by 5% to 35%.

Years ended December 31 (millions)	2008	2007
Employee contributions	$88	$81
Company contributions	36	34
	$124	$115

Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. For the years ended December 31, 2008 and 2007, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices.

(e)          Unrecognized, non-vested share-based compensation

As at December 31, 2008, compensation cost related to non-vested share-based compensation that has not yet been recognized is set out in the following table and is expected to be recognized over a weighted average period of 1.7 years (2007 — 1.7 years).

As at December 31 (millions)(1)	2008	2007
Share option awards	$22	$23
Restricted stock units(2)	29	32
	$51	$55

(1)             These disclosures are not likely to be representative of the effects on reported net income for future periods for the following reasons: these amounts reflect an estimate of forfeitures; these amounts do not reflect any provision for future awards; these amounts do not reflect any provision for changes in the intrinsic value of vested restricted stock units; these amounts do not reflect any provision for the impacts of future, if any, modification of share option awards allowing for net-cash settlement; and for non-vested restricted stock units, these amounts reflect intrinsic values as at the statement of financial position dates.

(2)             The compensation cost that has not yet been recognized in respect of non-vested restricted stock units is calculated based upon the intrinsic value of the non-vested restricted stock units as at the statement of financial position dates, net of the impacts of associated cash-settled equity forward agreements.

13            employee future benefits

The Company has a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees. Other benefit plans include a TELUS Québec Inc. retiree healthcare plan. The benefit plan(s) in which an employee is a participant reflects the general development of the Company.

Pension Plan for Management and Professional Employees of TELUS Corporation: This defined benefit pension plan, which ceased accepting new participants on January 1, 2006, and which comprises approximately one-quarter of the Company’s total accrued benefit obligation, provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees can annually choose increased and/or enhanced levels of pension benefits over the base level of pension benefits. At an enhanced level of pension benefits, the defined benefit pension plan has indexation of 100% of a specified cost-of-living index, to an annual maximum of 2%. Pensionable remuneration is determined by the annualized average of the best sixty consecutive months.

TELUS Corporation Pension Plan: Management and professional employees in Alberta who joined the Company prior to January 1, 2001, and certain unionized employees are covered by this contributory defined benefit pension plan, which comprises slightly more than one-half of the Company’s total accrued benefit obligation. The plan contains a supplemental benefit account which may provide indexation up to 70% of the annual change of a specified cost-of-living index and pensionable remuneration is determined by the average of the best five years in the last ten years preceding retirement.

TELUS Québec Defined Benefit Pension Plan (formerly the TELUS Corporation Pension Plan for Employees of TELUS Communications (Québec) Inc.): Any employee not governed by a collective agreement in Quebec who joined the Company prior to April 1, 2006, any non-supervisory employee governed by a collective agreement prior to September 6, 2006, and certain other unionized employees are covered by this contributory defined benefit pension plan, which notes to consolidated financial statements

comprises approximately one-tenth of the Company’s total accrued benefit obligation. The plan has no indexation and pensionable remuneration is determined by the average of the best four years.

TELUS Edmonton Pension Plan: This contributory defined benefit pension plan ceased accepting new participants on January 1, 1998. Indexation is 60% of the annual change of a specified cost-of-living index and pensionable remuneration is determined by the annualized average of the best sixty consecutive months.

Other defined benefit pension plans: In addition to the foregoing plans, the Company has non-registered, non-contributory supplementary defined benefit pension plans which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are funded only as benefits are paid.

The Company has three contributory, non-indexed pension plans arising from a pre-merger acquisition which comprise less than 1% of the Company’s total accrued benefit obligation; these plans ceased accepting new participants in September 1989.

Other defined benefit plans: Other defined benefit plans, which are all non-contributory, are comprised of a disability income plan, a healthcare plan for retired employees and a life insurance plan. The healthcare plan for retired employees and the life insurance plan ceased accepting new participants effective January 1, 1997. In connection with the collective agreement signed in 2005, an external supplier commenced providing a new long-term disability plan effective January 1, 2006. The existing disability income plan will continue to provide payments to previously approved claimants and qualified eligible employees.

Telecommunication Workers Pension Plan: Certain employees in British Columbia are covered by a union pension plan. Contributions are determined in accordance with provisions of the negotiated labour contract and are generally based on employee gross earnings.

British Columbia Public Service Pension Plan: Certain employees in British Columbia are covered by a public service pension plan. Contributions are determined in accordance with provisions of labour contracts negotiated by the Province of British Columbia and are generally based on employee gross earnings.

Defined contribution pension plan: During the latter half of 2006, the Company revised its defined contribution pension plan offerings for 2007. Effective January 1, 2007, the Company offered one defined contribution pension plan, which is contributory, and is the only Company-sponsored pension plan available to non-unionized and certain unionized employees joining the Company after that date. Generally, employees can annually choose to contribute to the plan at a rate of between 3% and 6% of their pensionable earnings. The Company will match 100% of the contributions of the employees up to 5% of their pensionable earnings and will match 80% of employee contributions greater than that.

	2007 and 2008
Contributions as a percentage of pensionable earnings	Minimum	Maximum
Employee contribution(1)	3.0%	6.0%
Employer contribution	3.0%	5.8%
Total contribution(2)	6.0%	11.8%

(1)             Generally, membership in the defined contribution pension plan is voluntary until an employee’s third year service anniversary.

(2)             In the event that annual contributions exceed allowable maximums, excess amounts are contributed to a non-registered supplementary defined contribution pension plan.

notes to consolidated financial statements

(a)          Defined benefit plans

Information concerning the Company’s defined benefit plans, in aggregate, is as follows:

	Pension benefit plans		Other benefit plans
(millions)	2008	2007	2008	2007
Accrued benefit obligation:
Balance at beginning of year	$6,347	$6,580	$73	$72
Current service cost	122	136	—	—
Interest cost	346	327	—	7
Benefits paid (c)	(298)	(282)	(6)	(6)
Actuarial loss (gain)	(1,280)	(408)	(3)	—
Plan amendments	6	27	—	—
Transfers out	—	(33)	—	—
Balance at end of year (d)-(e)	5,243	6,347	64	73
Plan assets (g):
Fair value at beginning of year	6,913	6,843	37	41
Actual return on plan assets	(1,101)	256	1	1
Employer contributions (h)	102	92	2	1
Employee contributions	38	37	—	—
Benefits paid (c)	(298)	(282)	(6)	(6)
Transfers out	—	(33)	—	—
Fair value at end of year	5,654	6,913	34	37
Funded status – plan surplus (deficit)	411	566	(30)	(36)
Unamortized net actuarial loss (gain)	938	629	(12)	(10)
Unamortized past service costs	33	31	—	—
Unamortized transitional obligation (asset)	(150)	(196)	1	2
Accrued benefit asset (liability)	$1,232	$1,030	$(41)	$(44)

In 2001, the Company sold substantially all of the TELUS Advertising Services directory business and the TELUS Québec directory business. As a result of this transaction, the pension obligation relating to the former TELUS Advertising Services employees, contained within the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan, were to be transferred upon receipt of the requisite regulatory approvals; such approvals were received November 14, 2007. The TELUS Corporation Pension Plan pension obligation of $17 million and the TELUS Edmonton Pension Plan pension obligation of $4 million have been actuarially determined as at July 31, 2001. In accordance with the sale agreement, TELUS Corporation Pension Plan assets of $17 million, plus interest accrued to November 30, 2007, of $9 million, were transferred along with the pension obligation; the corresponding amounts in respect of the TELUS Edmonton Pension Plan were $4 million, plus interest accrued to November 30, 2007, of $2 million. Interest accrued, at 7% per annum, up to the date that the assets were transferred.

The accrued benefit asset (liability) is reflected in the Consolidated Statements of Financial Position as follows:

As at December 31 (millions)	2008	2007
Pension benefit plans	$1,232	$1,030
Other benefit plans	(41)	(44)
	$1,191	$986
Presented on the Consolidated Statements of Financial Position as:
Deferred charges (Note 21(b))	$1,401	$1,194
Other long-term liabilities (Note 21(b))	(210)	(208)
	$1,191	$986

The measurement date used to determine the plan assets and accrued benefit obligation was December 31.

notes to consolidated financial statements

(b)          Defined benefit plans – cost (recovery)

The Company’s net defined benefit plan costs (recoveries) were as follows:

	2008			2007
Years ended December 31 (millions)	Incurred in period	Matching adjustments(1)	Recognized in period	Incurred in period	Matching adjustments(1)	Recognized in period
Pension benefit plans
Current service cost (employer portion)	$84	$—	$84	$99	$—	$99
Interest cost	346	—	346	327	—	327
Return on plan assets	1,101	(1,596)	(495)	(256)	(236)	(492)
Past service costs	—	4	4	—	1	1
Actuarial loss (gain)	(1,280)	1,287	7	(408)	419	11
Amortization of transitional asset	—	(46)	(46)	—	(42)	(42)
	$251	$(351)	$(100)	$(238)	$142	$(96)

(1)    Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

	2008			2007
Years ended December 31 (millions)	Incurred in period	Matching adjustments(1)	Recognized in period	Incurred in period	Matching adjustments(1)	Recognized in period
Other benefit plans
Interest cost	$—	$—	$—	$7	$—	$7
Return on plan assets	(1)	—	(1)	(1)	—	(1)
Actuarial loss (gain)	(3)	1	(2)	—	(3)	(3)
Amortization of transitional obligation	—	1	1	—	1	1
	$(4)	$2	$(2)	$6	$(2)	$4

(1)    Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

(c)          Benefit payments

Estimated future benefit payments from the Company’s defined benefit plans, calculated as at December 31, 2008, are as follows:

Years ending December 31 (millions)	Pension benefit plans	Other benefit plans
2009	$318	$6
2010	325	6
2011	343	6
2012	359	6
2013	376	6
2014-2018	2,106	27

(d)          Disaggregation of defined benefit pension plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. The Company’s disaggregation of defined benefit pension plans surplus and deficits at year-end are as follows:

	2008			2007
As at December 31 (millions)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)
Pension plans that have plan assets in excess of accrued benefit obligations	$4,616	$5,177	$561	$6,174	$6,913	$739
Pension plans that have accrued benefit obligations in excess of plan assets
Funded	486	477	(9)	—	—	—
Unfunded	141	—	(141)	173	—	(173)
	627	477	(150)	173	—	(173)
(see (a))	$5,243	$5,654	$411	$6,347	$6,913	$566

As at December 31, 2008 and 2007, undrawn Letters of Credit, further discussed in Note 18(d), secured certain of the unfunded defined benefit pension plans.

notes to consolidated financial statements

(e)          Disaggregation of other defined benefit plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. The Company’s disaggregation of other defined benefit plans surplus and deficits at year-end are as follows:

	2008			2007
As at December 31 (millions)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)
Other benefit plans that have plan assets in excess of accrued benefit obligations	$26	$34	$8	$30	$37	$7
Unfunded other benefit plans that have accrued benefit obligations in excess of plan assets	38	—	(38)	43	—	(43)
(see (a))	$64	$34	$(30)	$73	$37	$(36)

(f)            Accumulated pension benefit obligations

Accumulated benefit obligations differ from accrued benefit obligations in that accumulated benefit obligations do not include assumptions about future compensation levels. The Company’s disaggregation of defined pension benefit plans accumulated benefit obligations and plan assets at year-end are as follows:

	2008			2007
As at December 31 (millions)	Accumulated benefit obligation	Plan assets	Difference	Accumulated benefit obligation	Plan assets	Difference
Pension plans that have plan assets in excess of accumulated benefit obligations	$4,899	$5,654	$755	$5,830	$6,913	$1,083
Pension plans that have accumulated benefit obligations in excess of plan assets(1)	129	—	(129)	160	—	(160)
	$5,028	$5,654	$626	$5,990	$6,913	$923

(1)       For both years presented, only unfunded pension plans had accumulated benefit obligations in excess of plan assets.

(g)         Plan investment strategies and policies

The Company’s primary goal for the defined benefit plans is to ensure the security of the retirement income and other benefits of the plan members and their beneficiaries. A secondary goal of the Company is to maximize the long-term rate of return of the defined benefit plans’ assets within a level of risk acceptable to the Company.

Risk management: The Company considers absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans’ designs, the nature and maturity of defined benefit obligations and characteristics of the plans’ memberships significantly influence investment strategies and policies. The Company manages risk through specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations.

Allowable and prohibited investment types: Allowable and prohibited investment types, along with associated guidelines and limits, are set out in each fund’s Pension Benefits Standards Act, 1985, required Statement of Investment Policies and Procedures (SIP&P), which is reviewed and approved annually by the designated governing fiduciary. The SIP&P guidelines and limits are further governed by the Pension Benefits Standards Regulations, 1985’s permitted investments and lending limits. As well as conventional investments, each fund’s SIP&P may provide for the use of derivative products to facilitate investment operations and to manage risk provided that no short position is taken, no use of leverage is made and there is no violation of guidelines and limits established in the SIP&P. Internally managed funds are prohibited from increasing grandfathered investments in securities of the Company; grandfathered investments were made prior to the merger of BC TELECOM Inc. and TELUS Corporation, the Company’s predecessors. Externally managed funds are permitted to invest in securities of the Company, provided that the investments are consistent with the funds’ mandate and are in compliance with the relevant SIP&P.

Diversification: The Company’s strategy for equity security investments is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (15-25% of total plans’ assets) of the investment in equity securities is allocated to foreign equity securities with the intent of further increasing the diversification of the plans’ assets. Debt securities may include a meaningful allocation to mortgages with the objective of enhancing cash flow and providing greater scope for the management of the bond component of the plans’ assets. Debt securities also may include real return bonds to provide inflation protection, consistent with the indexed nature of some defined benefit notes to consolidated financial statements

obligations. Real estate investments are used to provide diversification of plans’ assets, potential long-term inflation hedging and comparatively stable investment income.

Relationship between plan assets and benefit obligations: With the objective of lowering its long-term costs of defined benefit plans, the Company purposely mismatches plan assets and benefit obligations. This mismatching is implemented by including equity investments in the long-term asset mix as well as fixed income securities and mortgages with durations that differ from the benefit obligations. Compensation for liquidity issues that may have otherwise arisen from mismatching of plan assets and benefit obligations comes from broadly diversified investment holdings (including cash and short-term investment holdings) and cash flows from dividends, interest and rents from diversified investment holdings.

Asset allocations: Information concerning the Company’s defined benefit plans’ target asset allocation and actual asset allocation is as follows:

	Pension benefit plans			Other benefit plans
	Target allocation	Percentage of plan assets at end of year		Target allocation	Percentage of plan assets at end of year
	2009	2008	2007	2009	2008	2007
Equity securities	45-55%	47%	58%	—	—	—
Debt securities	35-45%	45%	36%	—	—	—
Real estate	4-8%	6%	5%	—	—	—
Other	0-2%	2%	1%	100%	100%	100%
		100%	100%		100%	100%

At December 31, 2008, shares of TELUS Corporation accounted for less than 1% of the assets held in the pension and other benefit trusts administered by the Company.

(h)         Employer contributions

The determination of the minimum funding amounts for substantially all of the Company’s registered defined benefit pension plans is governed by the Pension Benefits Standards Act, 1985 which requires that, in addition to current service costs being funded, both going-concern and solvency valuations be performed on a specified periodic basis. Any excess of plan assets over plan liabilities determined in the going-concern valuation reduces the Company’s minimum funding requirement of current service costs, but may not reduce the requirement to an amount less than the employees’ contributions. The going-concern valuation generally determines the excess (if any) of a plan’s assets over its liabilities, determined on a projected benefit basis. The solvency valuation generally requires that a plan’s liabilities, determined on the basis that the plan is terminated on the valuation date, in excess of its assets (if any) be funded, at a minimum, in equal annual amounts over a period not exceeding five years.

The best estimates of fiscal 2009 employer contributions to the Company’s defined benefit plans are approximately $211 million and $2 million for defined benefit pension plans and other defined benefit plans, respectively. These estimates are based upon the mid-year 2008 annual funding reports that were prepared by actuaries using December 31, 2007, actuarial valuations. The funding reports are based on the pension plans’ fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2009.

(i)            Assumptions

Management is required to make significant estimates about certain actuarial and economic assumptions to be used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets. These significant estimates are of a long-term nature, which is consistent with the nature of employee future benefits.

The discount rate, which is used to determine the accrued benefit obligation, is based on the yield on long-term, high-quality fixed term investments, and is set annually. The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by the plans’ target asset allocations. Future increases in compensation are based upon the current benefits policies and economic forecasts.

The significant weighted average actuarial assumptions arising from these estimates and adopted in measuring the Company’s accrued benefit obligations are as follows:

notes to consolidated financial statements

	Pension benefit plans		Other benefit plans
	2008	2007	2008	2007
Discount rate used to determine:
Net benefit costs for the year ended December 31	5.50%	5.00%	5.36%	4.86%
Accrued benefit obligation as at December 31	7.25%	5.50%	7.11%	5.36%
Expected long-term rate of return(1) on plan assets used to determine:
Net benefit costs for the year ended December 31	7.25%	7.25%	3.00%	3.00%
Accrued benefit obligation as at December 31	7.25%	7.25%	3.00%	3.00%
Rate of future increases in compensation used to determine:
Net benefit costs for the year ended December 31	3.00%	3.00%	—	—
Accrued benefit obligation as at December 31	3.00%	3.00%	—	—

(1)             The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by the plans’ target asset allocations (see (g)). Forecasted returns arise from the Company’s ongoing review of trends, economic conditions, data provided by actuaries and updating of underlying historical information.

	Pension benefit plans		Other benefit plans
2008 sensitivity of key assumptions (millions)	Change in obligation	Change in expense	Change in obligation	Change in expense
Impact of hypothetical 25 basis point decrease(1) in:
Discount rate	$151	$10	$1	$—
Expected long-term rate of return on plan assets		$17		$—
Rate of future increases in compensation	$19	$4	$—	$—

(1)             These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of the obligations and expenses. Changes in amounts based on a 25 basis point variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligation or change in expense is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in discount rates may result in increased expectations about the long-term rate of return on plan assets), which might magnify or counteract the sensitivities.

(j)            Defined contribution plans

The Company’s total defined contribution pension plan costs recognized were as follows:

Years ended December 31 (millions)	2008	2007
Union pension plan and public service pension plan contributions	$31	$31
Other defined contribution pension plans	32	26
	$63	$57

14            accounts receivable

On July 26, 2002, TELUS Communications Inc., a wholly owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, March 1, 2006, November 30, 2006, March 31, 2008, and September 12, 2008, with an arm’s-length securitization trust associated with a major Schedule I bank under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. This “revolving-period” securitization agreement had an initial term ending July 18, 2007; the November 30, 2006, amendment resulted in the term being extended to July 18, 2008; the March 31, 2008, amendment resulted in the term being extended to July 17, 2009.

As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables.

TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term; at December 31, 2008, the rating was A (low).

As at December 31(millions)	2008	2007
Total managed portfolio	$1,272	$1,222
Securitized receivables	(346)	(570)
Retained interest in receivables sold	40	59
Receivables held	$966	$711

notes to consolidated financial statements

For the year ended December 31, 2008, the Company recognized composite losses of $11 million (2007 — $21 million) on the sale of receivables arising from the securitization.

Cash flows from the securitization were as follows:

Years ended December 31 (millions)	2008	2007
Cumulative proceeds from securitization, beginning of period	$500	$500
Proceeds from new securitizations	150	720
Securitization reduction payments	(350)	(720)
Cumulative proceeds from securitization, end of period	$300	$500
Proceeds from collections reinvested in revolving-period securitizations	$3,105	$3,947
Proceeds from collections pertaining to retained interest	$382	$477

The key economic assumptions used to determine the loss on sale of receivables, the future cash flows and fair values attributed to the retained interest, as further discussed in Note 1(n), were as follows:

Years ended December 31	2008	2007
Expected credit losses as a percentage of accounts receivable sold	1.2%	1.1%
Weighted average life of the receivables sold (days)	33	37
Effective annual discount rate	3.5%	5.0%
Servicing	1.0%	1.0%

Generally, the sold trade receivables do not experience prepayments.

At December 31, 2008, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% changes in those assumptions were as follows:

		Hypothetical change in assumptions(1)
($ in millions)	2008	10%	20%
Carrying amount/fair value of future cash flows	$40
Expected credit losses as a percentage of accounts receivable sold		$—	$1
Weighted average life of the receivables sold (days)		$—	$—
Effective annual discount rate		$—	$—

(1)             These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in an increased value, and unfavourable hypothetical changes in the assumptions result in a decreased value, of the retained interest in receivables sold. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in increased credit losses), which might magnify or counteract the sensitivities.

notes to consolidated financial statements

15                                    capital assets

(a)          Capital assets, net

	2008			2007
As at December 31 (millions)	Cost	Accumulated depreciation and amortization	Net book value	Cost	Accumulated depreciation and amortization	Net book value
Property, plant, equipment and other
Network assets	$20,609	$15,119	$5,490	$19,848	$14,345	$5,503
Buildings and leasehold improvements	2,110	1,232	878	1,993	1,113	880
Assets under capital lease	15	9	6	18	12	6
Other	1,681	1,272	409	1,549	1,165	384
Land	49	—	49	48	—	48
Assets under construction	485	—	485	375	—	375
	24,949	17,632	7,317	23,831	16,635	7,196
Intangible assets subject to amortization Subscriber base	245	46	199	250	44	206
Customer contracts and the related customer relationships	138	13	125	—	—	—
Software	2,082	1,314	768	1,761	1,243	518
Access to rights-of-way and other	103	75	28	118	67	51
Assets under construction	197	—	197	184	—	184
	2,765	1,448	1,317	2,313	1,354	959
Intangible assets with indefinite lives
Spectrum licences(1)	4,867	1,018	3,849	3,985	1,018	2,967
	$32,581	$20,098	$12,483	$30,129	$19,007	$11,122

(1)             Accumulated amortization of spectrum licences is amortization recorded prior to 2002.

The following table presents items included in capital expenditures and acquisitions. Additions of intangible assets subject to amortization include amounts reclassified from assets under construction.

Years ended December 31 (millions)	2008	2007
Additions of intangible assets
– Subject to amortization
– Included in capital expenditures	$332	$513
– Included in acquisitions (see Note 16(b))	326	—
	658	513
– With indefinite lives	882	—
	$1,540	$513

The following table presents items included in capital expenditures.

Years ended December 31 (millions)	2008	2007
Capitalized internal labour costs	$371	$335

(b)          Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2008, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2009	$344
2010	252
2011	152
2012	81
2013	66

notes to consolidated financial statements

(c)          Intangible assets with indefinite lives

As referred to in Note 1(b) and Note 1(f), the carrying value of intangible assets with indefinite lives, and goodwill, is periodically tested for impairment and this test represents a significant estimate for the Company. There is a material degree of uncertainty with respect to this estimate given the necessity of making key economic assumptions about the future. The Company considers a range of reasonably possible amounts and decides upon an amount that represents management’s best estimate. If the future was to adversely differ from management’s best estimate of key economic assumptions and associated cash flows were to be materially adversely affected, the Company could potentially experience future material impairment charges in respect of its intangible assets with indefinite lives and goodwill.

Consistent with current industry-specific valuation methods, a combination of the discounted cash flow approach, the market-comparable approach and analytical review of industry and Company-specific facts is used in determining the fair value of its spectrum licences and goodwill. The discounted cash flow methodology uses management’s best estimate of the cash flows and a discount rate established by calculating a weighted average cost of capital for each reporting unit. The market-comparable approach uses current (at the time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, the Company ensures that the combination of the valuations of the reporting units is reasonable based on current market values of the Company.

Sensitivity testing was conducted as a part of the December 2008 annual test. Stress testing included moderate declines in annual cash flows with all other assumptions being held constant; this too resulted in the Company continuing to be able to recover the carrying value of its intangible assets with indefinite lives and goodwill for the foreseeable future.

16            goodwill

(a)          Changes in goodwill

Years ended December 31 (millions)	2008	2007
Balance, beginning of period	$3,168	$3,170
Goodwill arising from current period acquisition	396	—
Other	3	—
Foreign exchange on goodwill of self-sustaining foreign operations	(3)	(2)
Balance, end of period	$3,564	$3,168

(b)          Business acquisitions

Emergis Inc.: On November 29, 2007, the Company announced that it had agreed to offer to acquire 100% of the outstanding shares of Emergis Inc. for $8.25 per common share by way of take-over bid (in total, an initially estimated purchase price of approximately $763 million on a fully diluted basis). Emergis Inc. is a business process outsourcer, based in Canada, with a focus on healthcare and financial services sectors, two of the four key industries the Company’s Business Solutions team has invested in developing expertise in (the other two being energy and the public sector). The Company believes that its national sales and marketing capabilities will enhance growth in Emergis Inc. solutions, particularly in light of the complementary nature of the parties’ businesses and customer bases.

As at December 31, 2007, the Company had made market purchases of 1,017,000 Emergis Inc. common shares for $8 million, as disclosed in the Company’s press releases. On January 17, 2008, the Company drew $500 million of bankers’ acceptances on its credit facilities, issued incremental commercial paper and, including utilization of cash on hand, remitted $743 million to the depository in payment for:

•                  the 84,876,494 Emergis Inc. common shares (representing approximately 94% of the outstanding common shares of Emergis Inc. on a fully diluted basis) that were validly deposited to the Company’s offer; and

•                  the remaining outstanding common shares of Emergis Inc. which the Company acquired on January 18, 2008, utilizing the compulsory acquisition provisions of the Canada Business Corporations Act.

The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is the degree of net tangible assets and net intangible assets relative to the earnings capacity of the acquired business. Emergis Inc.’s results of operations are included in the Company’s Wireline segment effective January 17, 2008. The amounts assigned to goodwill are not expected to be deductible for tax purposes. Acquired intangible assets are not expected to have significant residual values.

notes to consolidated financial statements

As at January 16, 2008 (millions)	Preliminary(1) purchase price amount assigned	Adjustment	Purchase price amount assigned
Assets
Current assets	$113	$1	$114
Capital assets
Property, plant, equipment and other	19	(1)	18
Intangible assets subject to amortization(2)
Customer contracts and the related customer relationships	135	3	138
Software	186	—	186
Other	2	—	2
	323	3	326
	342	2	344
Other assets	5	1	6
Goodwill	366	30	396
	$826	$34	$860
Liabilities
Current liabilities	$52	$40	$92
Long-term debt	3	(1)	2
Other long-term liabilities	1	3	4
Future income taxes	25	(10)	15
	81	32	113
Purchase price
Market purchase of shares prior to closing	8	—	8
Remitted to depository (net of amounts for market purchase of shares prior to closing)	735	—	735
	743	—	743
Direct costs of the business combination	2	2	4
	745	2	747
	$826	$34	$860

(1)             The purchase price allocation had not been finalized as of the date of issuance of the Company’s December 31, 2007, consolidated financial statements, when these amounts were first reported. As is customary in a business acquisition transaction, until the time of acquisition of control, the Company did not have full access to Emergis Inc.’s books and records. Upon having sufficient time to adequately review Emergis Inc.’s books and records, the Company finalized its purchase price allocation.

(2)             Customer contracts and the related customer relationships and software are being amortized over amortization periods of 10 years and 5 years, respectively.

Fastvibe Corporation: No goodwill addition arose from the January 29, 2008, $4 million cash acquisition of Fastvibe Corporation, a provider of web streaming solutions. Fastvibe Corporation’s results of operations are included in the Company’s Wireline segment effective January 29, 2008.

Pro forma supplemental information: The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed as at the beginning of the fiscal years presented.

Years ended December 31	2008		2007
(millions except per share amounts)	As reported	Pro forma	As reported	Pro forma
Operating revenues	$9,653	$9,660	$9,074	$9,268
Net income	$1,128	$1,123	$1,258	$1,215
Net income per Common Share and Non-Voting Share
– Basic	$3.52	$3.50	$3.79	$3.66
– Diluted	$3.51	$3.49	$3.76	$3.64

The pro forma supplemental information is based on estimates and assumptions which are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of the Company’s consolidated financial results in future periods or the results that actually would have been realized had the business acquisition been completed at the beginning of the periods presented. The pro forma supplemental information includes incremental intangible asset amortization, financing and other charges as a result of the acquisition, net of the related tax effects.

notes to consolidated financial statements

(c)          Other transactions; other

TELUS International Philippines Inc.:  In 2005, the Company acquired, for cash, an effective 52.5% economic interest in TELUS International Philippines Inc., a business process outsourcing company. The acquisition was effected in two steps: one on February 15, 2005, for an effective 49% economic interest and one on May 13, 2005, for an effective 3.5% economic interest. The initial effective 49% economic interest resulted in the Company controlling TELUS International Philippines Inc. as the Company controlled, but did not wholly own, an intermediate holding company which, in turn, controlled, but did not wholly own, TELUS International Philippines Inc. This investment was made with a view to enhancing the Company’s competitiveness in contact centre offerings.

In the second half of 2006, the Company increased its total effective economic interest in the entity to 97.4% and in the third quarter of 2008, to 100%. None of the resulting 2008 goodwill addition of $3 million arising from the $3 million transaction is expected to be deductible for tax purposes.

The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is the low degree of net tangible assets in the industry relative to the market value of established Asian operations. TELUS International Philippines Inc.’s results have been included in the Company’s Consolidated Statements of Income and Other Comprehensive Income and the Company’s Wireline segment since the acquisition of control on February 15, 2005.

Transactel Barbados, Inc.: On December 22, 2008, the Company acquired a direct 29.99% economic interest in Transactel Barbados Inc., a business process outsourcing and call centre company with facilities in three Central American countries, for $19 million cash. Additional contingent consideration could become payable depending upon Transactel Barbados Inc. earnings for the year ending December 31, 2011.

The Company has provided two written put options to the vendor of Transactel Barbados Inc. The first written put option becomes exercisable on December 31, 2009, expiring on June 30, 2011, and allows the vendor to put up to a further 21.01% economic interest to the Company (the Company’s effective economic interest in Transactel Barbados Inc. would become 51% assuming the written put option is exercised in full). The second written put option becomes exercisable on December 31, 2010, with no expiry, and allows the vendor to put whatever interest is not put under the first written put option plus up to an incremental 44% economic interest to the Company (the Company’s effective economic interest in Transactel Barbados Inc. would become 95% assuming that the written put option is exercised in full). The written put options set out the share pricing methodology, which is dependent upon Transactel Barbados Inc. future earnings.

 The vendor has provided the Company with two purchased call options which substantially mirror the written put options except that they are only exercisable upon achieving certain business growth targets.

The Company currently accounts for its investment in Transactel Barbados Inc. using the equity method.

The investment was made with a view to enhancing the Company’s business process outsourcing capacity particularly regarding Spanish language capabilities.

Additional disclosure: As at December 31, 2008, goodwill attributable to the Company’s Wireline segment and Wireless segment was $827 million (2007 – $431 million) and $2,737 million (2007 – $2,737 million), respectively.

17            short-term obligations

On March 3, 2008, TELUS Corporation entered into a new $700 million 364-day revolving credit facility with a syndicate of financial institutions, expiring March 2, 2009; on December 15, 2008, the facility was extended to an expiry date of March 1, 2010. The credit facility is unsecured and bears interest at prime rate or bankers’ acceptance rate (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants that are substantively the same as those for TELUS Corporation’s long-term credit facility, as set out in Note 18(d).

	2008			2007
As at December 31 (millions)	Bilateral bank facilities	364-day revolving credit facility	Total	Bilateral bank facilities
Net available	$64	$700	$764	$74
Drawn	11	—	11	—
Outstanding, undrawn letters of credit	3	—	3	3
Gross available	$78	$700	$778	$77

notes to consolidated financial statements

18            long-term debt

(a)          Details of long-term debt

As at December 31 ($ in millions)
Series	Rate of interest		Maturity	2008	2007
TELUS Corporation Notes
U.S. (2)	8.00	%(1)	June 2011	$2,333	$1,892
CB	5.00	%(1)	June 2013	299	298
CC	4.50	%(1)	March 2012	299	299
CD	4.95	%(1)	March 2017	688	687
CE	5.95	%(1)	April 2015	497	—
				4,116	3,176
TELUS Corporation Commercial Paper		2.80%	Through March 2009	431	585
TELUS Corporation Credit Facility		2.32%	May 2012	978	—
TELUS Communications Inc. Debentures
1	12.00	%(1)	May 2010	50	50
2	11.90	%(1)	November 2015	124	124
3	10.65	%(1)	June 2021	173	173
5	9.65	%(1)	April 2022	245	245
B	8.80	%(1)	September 2025	198	197
				790	789
TELUS Communications Inc. First Mortgage Bonds
U	11.50	%(1)	July 2010	30	30
Capital leases issued at varying rates of interest from 4.1% to 13.0% and maturing on various dates up to 2013				5	6
Other				2	3
Long-Term Debt				6,352	4,589
Less: Current maturities				4	5
Long-Term Debt – non-current				$6,348	$4,584

(1)             Interest is payable semi-annually.

(2)             Principal face value of notes is U.S.$1,925 million (2007 – U.S.$1,925 million).

(b)          TELUS Corporation notes

The notes are senior, unsecured and unsubordinated obligations of the Company and rank equally in right of payment with all existing and future unsecured, unsubordinated obligations of the Company, are senior in right of payment to all existing and future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future obligations of, or guaranteed by, the Company’s subsidiaries.

The indentures governing the notes contain certain covenants which, among other things, place limitations on the ability of TELUS and certain of its subsidiaries to: grant security in respect of indebtedness, enter into sale and lease-back transactions and incur new indebtedness.

2011 Cross Currency Interest Rate Swap Agreements:  With respect to the 2011 (U.S. Dollar) Notes, U.S.$1.9 billion (2007 – U.S.$1.9 billion) in aggregate, the Company entered into cross currency interest rate swap agreements which effectively convert the principal repayments and interest obligations to Canadian dollar obligations with an effective fixed interest rate of 8.493% and an effective fixed economic exchange rate of $1.5327.

The counterparties of the swap agreements are highly rated financial institutions and the Company does not anticipate any non-performance. TELUS has not required collateral or other security from the counterparties due to its assessment of their creditworthiness.

The Company translates items such as the U.S. Dollar notes into equivalent Canadian dollars at the rate of exchange in effect at the statement of financial position date. The swap agreements at December 31, 2008, comprised a net derivative liability of $778 million (2007 – $1,179 million), as set out in Note 5(h). The asset value of the swap agreements increases (decreases) when the statement of financial position date exchange rate increases (decreases) the Canadian dollar equivalent of the U.S. Dollar notes.

notes to consolidated financial statements

			Principal face amount		Redemption present value
Series	Issued	Issue price	Originally issued	Outstanding	spread (basis points)(1)
8.00% (U.S. Dollar) Notes due 2011	May 2001	U.S.$994.78	U.S.$2.0 billion	U.S.$1.9 billion	30
5.00% Notes, Series CB	May 2006	$998.80	$300 million	$300 million	16
4.50% Notes, Series CC	March 2007	$999.91	$300 million	$300 million	15
4.95% Notes, Series CD	March 2007	$999.53	$700 million	$700 million	24
5.95% Notes, Series CE(2)	April 2008	$998.97	$500 million	$500 million	66

(1)             The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Adjusted Treasury Rate (in respect of the U.S. Dollar denominated notes) or the Government of Canada yield (in respect of the Canadian dollar denominated notes) plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(2)             The Series CE Notes require the Company to make an offer to repurchase the Series CE Notes at a price equal to 101% of their principal plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

(c)          TELUS Corporation commercial paper

On May 15, 2007, TELUS Corporation entered into an unsecured commercial paper program, which is backstopped by a portion of its $2.0 billion syndicated credit facility, enabling it to issue commercial paper up to a maximum aggregate of $800 million (or U.S. Dollar equivalent), to be used for general corporate purposes, including capital expenditures and investments; in August 2008, the program was expanded to $1.2 billion. Commercial paper debt is due within one year but is classified as long-term debt as the amounts are fully supported, and the Company expects that they will continue to be supported, by the revolving credit facility which has no repayment requirements within the next year.

(d)          TELUS Corporation credit facility

On March 2, 2007, TELUS Corporation entered into a $2.0 billion bank credit facility with a syndicate of financial institutions. The credit facility consists of a $2.0 billion (or U.S. Dollar equivalent) revolving credit facility expiring on May 1, 2012, to be used for general corporate purposes including the backstop of commercial paper.

TELUS Corporation’s credit facility is unsecured and bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants including two financial quarter-end financial ratio tests. The financial ratio tests are that the Company may not permit its net debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facility.

Continued access to TELUS Corporation’s credit facility is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

As at December 31 (millions)	2008	2007
Revolving credit facility expiring May 1, 2012
Net available	$387	$1,309
Drawn(1)	980	—
Outstanding, undrawn letters of credit	201	104
Backstop of commercial paper	432	587
Gross available	$2,000	$2,000

(1)             Amounts drawn include bankers’ acceptances of $930 (2007 – $NIL).

(e)          TELUS Communications Inc. debentures

The outstanding Series 1 through 5 debentures were issued by a predecessor corporation of TELUS Communications Inc., BC TEL, under a Trust Indenture dated May 31, 1990, and are non-redeemable.

The outstanding Series B Debentures were issued by a predecessor corporation of TELUS Communications Inc., AGT Limited, under a Trust Indenture dated August 24, 1994, and a supplemental trust indenture dated September 22, 1995. They are redeemable at the option of the Company, in whole at any time or in part from time to time, on not less than 30 days’ notice at the higher of par and the price calculated to provide the Government of Canada Yield plus 15 basis points.

Pursuant to an amalgamation on January 1, 2001, the Debentures became obligations of TELUS Communications Inc. The debentures are not secured by any mortgage, pledge or other charge and are governed notes to consolidated financial statements

by certain covenants including a negative pledge and a limitation on issues of additional debt, subject to a debt to capitalization ratio and interest coverage test.

(f)            TELUS Communications Inc. first mortgage bonds

The first mortgage bonds were issued by TELUS Communications (Québec) Inc. and are secured by an immovable hypothec and by a movable hypothec charging specifically certain immovable and movable property of the subsidiary TELUS Communications Inc., such as land, buildings, equipment, apparatus, telephone lines, rights-of-way and similar rights limited to certain assets located in the province of Quebec. The first mortgage bonds are non-redeemable. Pursuant to a corporate reorganization effected July 1, 2004, the outstanding first mortgage bonds became obligations of TELUS Communications Inc.

(g)         Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, including related hedge amounts and calculated upon such long-term debts owing as at December 31, 2008, for each of the next five fiscal years are as follows:

	Canadian Dollars		U.S. Dollars
Debt denominated in	Other	Capital		Derivative liability
Years ending December 31 (millions)	debt	leases	Debt(1)	(Receive)(1)	Pay	Total	Total
2009	$1	$3	$—	$—	$—	$—	$4
2010	80	2	—	—	—	—	82
2011	—	—	2,345	(2,345)	2,950	2,950	2,950
2012	1,712	—	—	—	—	—	1,712
2013	300	—	—	—	—	—	300
Thereafter	1,949	—	—	—	—	—	1,949
Future cash outflows in respect of debt principal repayments	4,042	5	2,345	(2,345)	2,950	2,950	6,997
Future cash outflows in respect of associated interest and like carrying costs(2)	1,700	1	468	(468)	627	627	2,328
Undiscounted contractual maturities (Note 5(c))	$5,742	$6	$2,813	$(2,813)	$3,577	$3,577	$9,325

(1)             Where applicable, principal-related cash flows reflect foreign exchange rates at December 31, 2008.

(2)             Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under the Company’s credit facility have been calculated based upon the rates in effect as at December 31, 2008.

19            shareholders’ equity

(a)          Details of shareholders’ equity

As at December 31($in millions)		2008	2007
Preferred equity
Authorized	Amount
First Preferred Shares	1,000,000,000
Second Preferred Shares	1,000,000,000
Common equity
Share capital
Shares
Authorized	Amount
Common Shares	1,000,000,000
Non-Voting Shares	1,000,000,000
Issued
Common Shares (b)		$2,216	$2,228
Non-Voting Shares (b)		3,069	3,192
		5,285	5,420
Retained earnings and accumulated other comprehensive income
Retained earnings		1,859	1,458
Accumulated other comprehensive income (loss) (c)		(130)	(104)
Total		1,729	1,354
Contributed surplus (d)		168	152
Total Shareholders’ Equity		$7,182	$6,926

notes to consolidated financial statements

(b)          Changes in Common Shares and Non-Voting Shares

	2008		2007
Years ended December 31 ($ in millions)	Number of shares	Share capital	Number of shares	Share capital
Common Shares
Beginning of period	175,766,114	$2,228	178,667,834	$2,265
Common Shares issued pursuant to exercise of share options (e)	1,700	—	3,180	—
Purchase of shares for cancellation pursuant to normal course issuer bid (f)	(950,300)	(12)	(2,904,900)	(37)
End of period	174,817,514	$2,216	175,766,114	$2,228
Non-Voting Shares
Beginning of period	148,581,171	$3,192	159,240,734	$3,421
Non-Voting Shares issued pursuant to exercise of share options (e)	13,339	—	29,790	1
Non-Voting Shares issued pursuant to use of share option award net-equity settlement feature (e)	47,748	2	16,647	—
Purchase of shares for cancellation pursuant to normal course issuer bid (f)	(5,810,400)	(125)	(10,706,000)	(230)
End of period	142,831,858	$3,069	148,581,171	$3,192

The amounts credited to the Common Share and Non-Voting Share capital accounts upon exercise of share options in the preceding table are all for cash received from exercise.

(c)          Accumulated other comprehensive income (loss)

	2008					2007
	Other comprehensive income (loss)			Accumulated Other comprehensive income (loss)		other comprehensive income (loss)			Accumulated other comprehensive income (loss)
Years ended December 31 (millions)	Amount arising	Income taxes	Net	Beginning of period	End of period	Amount arising	Income taxes	Net	Beginning of period(1)	End of period
Change in unrealized fair value of derivatives designated as cash flow hedges (Note 5(i))
Gains (losses) arising in current period	$405	$58	$347			$(354)	$(40)	$(314)
(Gains) losses arising in prior periods and transferred to net income in the current period	(440)	(67)	(373)			477	81	396
	(35)	(9)	(26)	$(96)	$(122)	123	41	82	$(178)	$(96)
Cumulative foreign currency translation adjustment	2	—	2	(9)	(7)	(7)	—	(7)	(2)	(9)
Change in unrealized fair value of available-for-sale financial assets and recognition of amounts realized	(2)	—	(2)	1	(1)	(1)	—	(1)	2	1
	$(35)	$(9)	$(26)	$(104)	$(130)	$115	$41	$74	$(178)	$(104)

(1)             Beginning of period amounts are the transitional amounts arising from adoption of new accounting standard and arise primarily from cross currency interest rate swaps (Note 18(b)) and are net of income taxes of $82.

The net amount of the existing gains (losses) arising from the unrealized fair value of the 2011 cross currency interest rate swap agreements, which are derivatives that are designated as cash flow hedges and are reported in accumulated other comprehensive income, would be reclassified to net income if the agreements (see Note 18(b)) were early terminated; the amount of such reclassification would be dependent upon fair values and amounts of the agreements terminated. As at December 31, 2008, the Company’s estimate of the net amount of existing gains (losses) arising from the unrealized fair value of derivatives designated as cash flow hedges, other than in respect of the 2011 cross currency interest rate swap notes to consolidated financial statements

agreements, which are reported in accumulated other comprehensive income and are expected to be reclassified to net income in the next twelve months, excluding tax effects, is $4 million.

(d)          Contributed surplus

Years ended December 31 (millions)	2008	2007
Balance, beginning of period	$152	$163
Share option award expense
- Recognized in period(1)	18	15
- Reclassified to Non-Voting Share capital account upon use of share option award net-equity settlement feature	(2)	—
- Reclassified from current liabilities as awards exercised and eligible for net-cash settlement were settled other than through the use of net-cash settlement feature	—	(26)
Balance, end of period	$168	$152

(1)             This amount represents the expense for share option awards accounted for as equity instruments; the difference between this amount and the amount disclosed in Note 12(a), if any, is the expense for share option awards accounted for as liability instruments.

(e)          Share option plans

The Company has a number of share option plans under which officers and other employees may receive options to purchase Non-Voting Shares at a price equal to the fair market value at the time of grant; prior to 2001, options were also similarly awarded in respect of Common Shares. Prior to 2002, directors were also awarded options to purchase Non-Voting Shares and Common Shares at a price equal to the fair market value at the time of grant. Option awards currently granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share option awards were granted with exercise periods not to exceed ten years.

The following table presents a summary of the activity related to the Company’s share option plans.

	2008		2007
Year ended December 31	Number of share options	Weighted average share option price	Number share options	Weighted average share option price
Outstanding, beginning of period	8,284,634	$37.17	10,569,462	$31.46
Granted	2,949,957	43.81	1,347,893	56.59
Exercised(1)	(582,286)	27.54	(3,041,122)	26.60
Forfeited	(466,489)	45.61	(591,599)	33.74
Expired	(32,500)	46.72	—	—
Outstanding, end of period	10,153,316	$39.23	8,284,634	$37.17

(1)             The total intrinsic value of share option awards exercised was $9 million (2007 — $94 million) (reflecting a weighted average price at the dates of exercise of $42.54 per share (2007 — $57.44 per share)). The tax benefit realized for the tax deductions from share option exercises was $2 million (2007 — $36 million).

In 2006, certain outstanding grants of share option awards, which were made after 2001, had a net-equity settlement feature applied to them. This event did not result in the optionees receiving incremental value and therefore modification accounting was not required for it. The optionee does not have the choice of exercising the net-equity settlement feature. It is at the Company’s discretion whether an exercise of the share option award is settled as a share option or using the net-equity settlement feature. In 2007, certain outstanding grants of share option awards had a net-cash settlement feature applied to them, as further discussed in Note 12(b); the optionee has the choice of exercising the net-cash settlement feature.

notes to consolidated financial statements

The following table reconciles the number of share options exercised and the associated number of Common Shares and Non-Voting Shares issued.

	2008				2007
Years ended December 31	Common Shares		Non-Voting Shares	Total	Common Shares		Non-Voting Shares	Total
Shares issued pursuant to exercise of share options	1,700		13,339	15,039	3,180		29,790	32,970
Impact of optionee choosing to settle share option award exercises using net-cash settlement feature	34,667		341,421	376,088	339,002		2,643,953	2,982,955
Shares issued pursuant to use of share option award net-equity settlement feature	N/A	(1)	47,748	47,748	N/A	(1)	16,647	16,647
Impact of Company choosing to settle share option award exercises using net-equity settlement feature	N/A	(1)	143,411	143,411	N/A	(1)	8,550	8,550
Share options exercised	36,367		545,919	582,286	342,182		2,698,940	3,041,122

(1)             Share option awards for Common Shares do not have a net-equity settlement feature.

The following is a life and exercise price stratification of the Company’s share options outstanding as at December 31, 2008.

							Options exercisable
							Number of	Weighted average
						Total	shares	price
Options outstanding(1)
Range of option prices
Low	$8.43	$14.63	$21.99	$33.14	$50.47	$8.43
High	$10.75	$19.92	$32.83	$47.22	$64.64	$64.64
Year of expiry and number of shares
2009	2,944	285,802	93,642	62,315	—	444,703	444,703	$21.85
2010	—	58,071	536,377	254,217	—	848,665	848,665	$27.93
2011	—	3,500	1,035,413	790,984	—	1,829,897	1,829,897	$28.98
2012	7,083	126,300	65,000	1,438,019	—	1,636,402	1,045,827	$33.07
2013	—	—	—	1,335,571	53,032	1,388,603	—	$—
2014	—	—	—	12,495	1,201,632	1,214,127	—	$—
2015	—	—	—	2,790,919	—	2,790,919	—	$—
	10,027	473,673	1,730,432	6,684,520	1,254,664	10,153,316	4,169,092
Weighted average remaining contractual life (years)	2.7	1.8	2.3	4.5	5.2	4.1
Weighted average price	$10.14	$16.05	$24.71	$41.41	$56.66	$39.23
Aggregate intrinsic value(2) (millions)	$—	$9	$18	$—	$—	$27
Options exercisable
Number of shares	10,027	473,673	1,730,432	1,954,960	—	4,169,092
Weighted average remaining contractual life (years)	2.7	1.8	2.3	2.5	—	2.3
Weighted average price	$10.14	$16.05	$24.71	$36.09	$—	$29.03
Aggregate intrinsic value(2) (millions)	$—	$9	$18	$—	$—	$27

(1)             As at December 31, 2008, 9,603,650 share options, with a weighted average remaining contractual life of 4.0 years, a weighted average price of $38.95 and an aggregate intrinsic value of $27 million, are vested or were expected to vest; these amounts differ from the corresponding amounts for all share options outstanding due to an estimate for expected forfeitures.

(2)             The aggregate intrinsic value is calculated upon December 31, 2008, per share prices of $37.17 for Common Shares and $34.90 for Non-Voting Shares.

As at December 31, 2008, less than one million Common Shares and approximately 15 million Non-Voting Shares were reserved for issuance, from Treasury, under the share option plans.

(f)            Purchase of shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, the Company may purchase shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust its capital structure. The Company has purchased, for cancellation, through the facilities of the Toronto Stock Exchange or other means permitted by the Toronto Stock Exchange and other securities regulators, including privately negotiated block purchases, Common Shares and Non-Voting Shares pursuant to successive normal course issuer bids; the Company’s most current normal course issuer bid runs for a twelve-month period ending December 22, 2009, for up to 4 million Common Shares and 4 million Non-Voting Shares. The excess of the purchase notes to consolidated financial statements

price over the average stated value of shares purchased for cancellation was charged to retained earnings. The Company ceases to consider shares outstanding on the date of the Company’s purchase of its shares although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter.

		Purchase price
Years ended December 31 ($ in millions)	Number of shares	Paid	Charged to share capital	Charged to retained earnings
Common Shares purchased for cancellation
Program commencing December 20, 2004	10,259,011	$440	$129	$311
Program commencing December 20, 2005	6,125,069	290	77	213
Program commencing December 20, 2006
During fiscal 2006 year	—	—	—	—
During fiscal 2007 year	2,904,900	167	37	130
Program total	2,904,900	167	37	130
Program commencing December 20, 2007
During fiscal 2007 year	—	—	—	—
During fiscal 2008 year	950,300	39	12	27
Program total	950,300	39	12	27
All programs — inception to date	20,239,280	$936	$255	$681
All programs — during fiscal 2008 year	950,300	$39	$12	$27
All programs — during fiscal 2007 year	2,904,900	$167	$37	$130
Non-Voting Shares purchased for cancellation
Program commencing December 20, 2004	11,500,000	$473	$241	$232
Program commencing December 20, 2005	11,309,100	557	241	316
Program commencing December 20, 2006
During fiscal 2006 year	186,723	10	4	6
During fiscal 2007 year	10,571,800	577	227	350
Program total	10,758,523	587	231	356
Program commencing December 20, 2007
During fiscal 2007 year	134,200	6	3	3
During fiscal 2008 year	5,810,400	241	125	116
Program total	5,944,600	247	128	119
All programs — inception to date	39,512,223	$1,864	$841	$1,023
All programs — during fiscal 2008 year	5,810,400	$241	$125	$116
All programs — during fiscal 2007 year	10,706,000	$583	$230	$353
Common Shares and Non-Voting Shares purchased for cancellation
Program commencing December 20, 2004	21,759,011	$913	$370	$543
Program commencing December 20, 2005	17,434,169	847	318	529
Program commencing December 20, 2006
During fiscal 2006 year	186,723	10	4	6
During fiscal 2007 year	13,476,700	744	264	480
Program total	13,663,423	754	268	486
Program commencing December 20, 2007
During fiscal 2007 year	134,200	6	3	3
During fiscal 2008 year	6,760,700	280	137	143
Program total	6,894,900	286	140	146
All programs — inception to date	59,751,503	$2,800	$1,096	$1,704
All programs — during fiscal 2008 year	6,760,700	$280	$137	$143
All programs — during fiscal 2007 year	13,610,900	$750	$267	$483

notes to consolidated financial statements

(g)         Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and making additional optional cash payments to the trustee.

Excluding Non-Voting Shares purchased by way of additional optional cash payments, the Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. Effective January 1, 2005, the Company did not offer Non-Voting Shares at a discount. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired in the market at normal trading prices; acquisition in the market at normal trading prices recommenced on January 1, 2005.

In respect of Common Share and Non-Voting Share dividends declared during the year ended December 31, 2008, $21 million (2007 — $17 million) was to be reinvested in Non-Voting Shares.

20            commitments and contingent liabilities

(a)          Canadian Radio-television and Telecommunications Commission Decisions 2002-34, 2002-43 and 2006-9 deferral accounts

As further discussed in Note 4, on May 30, 2002, and on July 31, 2002, the CRTC issued Decisions 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account as a component of the price caps form of regulation. The Company must make significant estimates and assumptions in respect of the deferral accounts given the complexity and interpretation required of Decisions 2002-34 and 2002-43. Accordingly, the Company estimates, and records, an aggregate liability of $146 million as at December 31, 2008 (2007 — $147 million), to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it; management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its periodic review of the Company’s deferral account, disagrees with management’s estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material. Ultimately, this process results in the CRTC determining if, and when, the deferral account liability is settled.

On March 24, 2004, the CRTC issued Telecom Public Notice CRTC 2004-1, Review and disposition of the deferral accounts for the second price cap period, which initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the incumbent local exchange carriers’ deferral accounts. Although amounts were accumulated in the deferral account only during the four-year period ended May 31, 2006, the proceeding was to address only the amounts accumulated in the deferral account during the two-year period ended May 31, 2004. The outcomes of this proceeding are as set out in the following table.

notes to consolidated financial statements

Initiative		Expansion of broadband services in respective incumbent local exchange carrier operating territories to rural and remote	Enhance accessibility to telecommunications services for individuals with	Rebate balance of deferral account to local residential customers in non-high cost
Decision	Issued	communities	disabilities	serving areas
Decision CRTC 2006-9, Disposition of funds in the deferral account	February 16, 2006	Majority of accumulated balance of deferral account to be used for this initiative	Minimum of 5% of accumulated balance of deferral account to be used for this initiative	Remaining amount of accumulated balance of deferral account to be used for this initiative
Decision CRTC 2007-50, Use of deferral account to expand broadband services to certain rural and remote communities	July 6, 2007	Expansion of broadband services to 115 communities in British Columbia and Quebec approved
Decision CRTC 2008-1, Use of deferral account funds to improve access to telecommunications services for persons with disabilities and to expand broadband services to rural and remote communities	January 17, 2008

Expansion of broadband services to an additional 119 rural and remote communities approved; determination that no further communities can be submitted to exhaust remaining funds in the deferral account

			Approved the use of approximately 5% of the accumulated balance of the Company’s deferral account	Confirmed that remaining amount of accumulated balance of deferral account to be used for this initiative

There have been a series of escalating court actions since the issuance of CRTC Telecom Decision 2006-9 and Telecom Decision 2008-1 and the litigants have included the Consumers Association of Canada, the National Anti-Poverty Organization, Bell Canada and the Company. The consumer groups have appealed to the courts to direct that rebates be made to local telephone subscribers rather than have the accumulated deferral account funds used for purposes determined by the CRTC, as noted above. Bell Canada has appealed to the courts that the CRTC has exceeded its jurisdiction to the extent it approved rebates from the deferral account. The Company has appealed to the courts to permit incumbent local exchange carriers to file for approval further lists of communities that would be eligible for broadband expansion from the remaining funds in the deferral account rather than rebating the remaining funds to local telephone subscribers. The Supreme Court of Canada has granted a stay of CRTC Telecom Decision 2006-9 in so far as it requires a rebate to local telephone subscribers. The appeals pertaining to the disposition of the accumulated amounts in the deferral account by the consumer groups, Bell Canada and the Company are currently scheduled to be heard by the Supreme Court of Canada in March 2009. The Company anticipates a decision on this matter in the latter half of 2009.

Due to the Company’s use of the liability method of accounting for the deferral account, the CRTC Decision 2005-6, as it relates to the Company’s provision of Competitor Digital Network services, is not expected to affect the Company’s consolidated revenues. Specifically, to the extent that the CRTC Decision 2005-6 requires the Company to provide discounts on Competitor Digital Network services, through May 31, 2006, the Company drew down the deferral account by an offsetting amount; subsequent to May 31, 2006, the statement of income and other comprehensive income effects did not change and the Company no longer needed to account for these amounts through the deferral account. For the year ended December 31, 2008, the Company drew down the deferral account by $1 million (2007 — $18 million) in respect of discounts on Competitor Digital Network services and other qualifying expenditures.

notes to consolidated financial statements

(b)          Leases

The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. At December 31, 2008, the future minimum lease payments under capital leases and operating leases are as follows:

		Operating lease payments
		Land and buildings			Vehicles and
Years ending December 31 (millions)	Capital lease payments	Rent	Occupancy costs	Gross	other equipment	Total
2009	$3	$156	$82	$238	$23	$261
2010	2	155	83	238	19	257
2011	—	142	82	224	15	239
2012	—	133	79	212	8	220
2013	—	124	79	203	1	204
Total future minimum lease payments	5
Less imputed interest	1
Capital lease liability	$6

Total future minimum operating lease payments at December 31, 2008, were $2,261 million. Of this amount, $2,195 million was in respect of land and buildings; approximately 60% of this amount was in respect of the Company’s five largest leases, all of which were for office premises over various terms, with expiry dates which range from 2016 to 2026.

(c)          Guarantees

Guarantees: Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a “worst-case scenario” and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. As at December 31, 2008, the Company’s maximum undiscounted guarantee amounts, without regard for the likelihood of having to make such payment, were not material.

Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share would have been 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

As at December 31, 2008, the Company had no liability recorded in respect of indemnification obligations.

(d)          Claims and lawsuits

General: A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against the Company.  As well, the Company has received or is aware of certain intellectual property infringement claims and potential claims against the Company and, in some cases, numerous other wireless carriers and telecommunications service providers. In some instances, the matters are at a preliminary stage and the potential for liability and magnitude of potential loss cannot be readily determined currently. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims, potential claims and lawsuits. However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, excepting the items enumerated following.

notes to consolidated financial statements

TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan: Two statements of claim were filed in the Alberta Court of Queen’s Bench on December 31, 2001, and January 2, 2002, respectively, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union. In one action, the plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and claims damages in the sum of $16 million. On February 19, 2002, the Company filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. The Company filed statements of defence to the amended statements of claim on June 3, 2002. The Company believes that it has good defences to the actions. As a term of the settlement reached between TELUS Communications Inc. and the Telecommunications Workers Union that resulted in a collective agreement effective November 20, 2005, the Telecommunications Workers Union has agreed to not provide any direct or indirect financial or other assistance to the plaintiffs in these actions, and to communicate to the plaintiffs the Telecommunications Workers Union’s desire and recommendation that these proceedings be dismissed or discontinued. The Company has been advised by the Telecommunications Workers Union that the plaintiffs have not agreed to dismiss or discontinue these actions. Should the lawsuits continue because of the actions of the court, the plaintiffs or for any other reason, and their ultimate resolution differ from management’s assessment and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result.

Certified class action: A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. The class was certified on September 17, 2007, by the Saskatchewan Court of Queen’s Bench. On February 20, 2008, the same court removed from the class all customers of the Company who are bound by an arbitration clause, applying two recent decisions of the Supreme Court of Canada. The Company has applied for leave to appeal the certification decision. The Company believes that it has good defences to the action.

Similar proceedings have also been filed by, or on behalf of, plaintiffs’ counsel in other provincial jurisdictions.

Should the ultimate resolution of this action differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result; management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made at this preliminary stage of the lawsuit.

Uncertified class action: A class action was brought on June 26, 2008, in the Saskatchewan Court of Queen’s Bench alleging that, among other things, Canadian telecommunications carriers including the Company have failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing it off as government charges. The Plaintiffs seek restitution and direct and punitive damages in an unspecified amount. The Company is assessing the merits of this claim but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

Emergis Inc.: As set out in Note 16, on January 17, 2008, the Company acquired all of the outstanding securities of Emergis Inc.

In April 2005, MultiPlan, Inc. filed in federal court in New York a complaint seeking, among other relief, compensation in excess of U.S.$64 million for damages allegedly incurred in connection with its purchase of the U.S. health subsidiary of Emergis Inc. The complaint alleged a variety of claims relating to the sales agreement. This lawsuit was settled during the third quarter of 2008 in consideration for the payment by the Company of an amount of U.S.$4 million, such amount, net of insurance coverage, approximating the related accrual.

notes to consolidated financial statements

21            additional financial information

(a)          Statement of income and other comprehensive income

Years ended December 31 (millions)	2008	2007
Operations expense(1):
Cost of sales and service	$3,235	$2,949
Selling, general and administrative	2,580	2,516
	$5,815	$5,465
Advertising expense	$312	$294
Employee benefits expense
Wages and salaries(2)	$2,226	$2,242
Pensions — defined benefit (Note 13(b))	(100)	(96)
Pensions — defined contribution (Note 13(j))	63	57
Other defined benefits (Note 13(b))	(2)	4
Restructuring and workforce reduction (Note 7)	59	19
Other	140	123
	2,386	2,349
Capitalized internal labour costs (Note 15(a))	(371)	(335)
	$2,015	$2,014

(1)             Cost of sales and service excludes depreciation and amortization of intangible assets and includes cost of goods sold and costs to operate and maintain access to and usage of the Company’s telecommunications infrastructure. Selling, general and administrative costs include sales and marketing costs (including commissions), customer care, bad debt expense, real estate costs and corporate overhead costs such as information technology, finance (including billing services, credit and collection), legal, human resources and external affairs.

Employee salaries, benefits and related costs are included in one of the two components of operations expense to the extent that the costs are related to the component functions.

(2)             Wages and salaries include share-based compensation amounts of $88 (2007 — $247), as disclosed in Note 12.

(b)          Statement of financial position

As at December 31 (millions)	2008	2007
Accounts receivable
Customer accounts receivable	$843	$591
Accrued receivables — customer	110	113
Allowance for doubtful accounts	(77)	(63)
	876	641
Accrued receivables — other	87	67
Other	3	3
	$966	$711
Inventories
Wireless handsets, parts and accessories	$268	$179
Other	65	64
	$333	$243
Prepaid expense and other
Prepaid expenses	$109	$118
Deferred customer activation and connection costs	44	39
Other	67	43
	$220	$200
Deferred charges
Recognized transitional pension assets and pension plan contributions in excess of charges to income	$1,401	$1,194
Deferred customer activation and connection costs	95	109
Other	17	15
	$1,513	$1,318

notes to consolidated financial statements

As at December 31 (millions)	2008	2007
Accounts payable and accrued liabilities
Accrued liabilities	$527	$447
Payroll and other employee-related liabilities	347	422
Accrual for net-cash settlement feature for share option awards (Note 12(b))	27	82
Asset retirement obligations	3	4
	904	955
Trade accounts payable	441	406
Interest payable	58	51
Other	62	64
	$1,465	$1,476
Advance billings and customer deposits
Advance billings	$475	$409
Regulatory deferral accounts (Note 20(a))	146	147
Deferred customer activation and connection fees	44	39
Customer deposits	24	37
	$689	$632
Other long-term liabilities
Derivative liabilities (Notes 5(h), 18(b))	$785	$1,183
Pension and other post-retirement liabilities	210	208
Other	108	116
	1,103	1,507
Deferred customer activation and connection fees	95	109
Deferred gain on sale-leaseback of buildings	54	62
Asset retirement obligations	43	40
	$1,295	$1,718

(c)          Supplementary cash flow information

Years ended December 31 (millions)	2008	2007
Net change in non-cash working capital
Short-term investments	$42	$68
Accounts receivable	(217)	(32)
Inventories	(90)	(19)
Prepaid expenses and other	(15)	(4)
Accounts payable and accrued liabilities	(31)	6
Income and other taxes receivable and payable, net	253	(19)
Advance billings and customer deposits	57	25
	$(1)	$25
Long-term debt issued
TELUS Corporation Commercial Paper	$7,831	$5,962
TELUS Corporation Credit Facility	4,652	801
Long-term debt other than TELUS Corporation Commercial Paper and TELUS Corporation Credit Facility	500	1,000
	$12,983	$7,763
Redemptions and repayment of long-term debt
TELUS Corporation Commercial Paper	$(7,985)	$(5,377)
TELUS Corporation Credit Facility	(3,674)	(921)
Long-term debt other than TELUS Corporation Commercial Paper and TELUS Corporation Credit Facility	(8)	(1,559)
	$(11,667)	$(7,857)
Interest (paid)
Amount paid in respect of interest expense	$(457)	$(444)
Forward starting interest rate swap agreement termination payments	—	(10)
	$(457)	$(454)

notes to consolidated financial statements

22                        differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. As discussed further in Note 2(a), Canadian GAAP is being converged with IFRS-IASB. The United States Securities and Exchange Commission, effective March 4, 2008, will no longer require certain reporting issuers, such as the Company, to reconcile their financial statements included in their filings with the United States Securities and Exchange Commission and prepared in accordance with IFRS-IASB to U.S. GAAP. Upon the commencement of presenting the Company’s financial statements in accordance with IFRS-IASB, the Company currently expects that it will cease reconciling its financial statements to U.S. GAAP.

The principles currently adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

Years ended December 31 (millions except per share amounts)	2008	2007
Net income in accordance with Canadian GAAP	$1,128	$1,258
Adjustments:
Operating expenses
Operations (b)	(62)	(23)
Amortization of intangible assets (c)	(50)	(50)
Taxes on the above adjustments and tax rate changes (e)	42	69
Net income in accordance with U.S. GAAP	1,058	1,254
Other comprehensive income (loss), net of taxes (f)
In accordance with Canadian GAAP	(26)	74
Change in pension related other comprehensive income accounts	(225)	109
In accordance with U.S. GAAP	(251)	183
Comprehensive income in accordance with U.S. GAAP	$807	$1,437
Net income in accordance with U.S. GAAP per Common Share and Non-Voting Share
- Basic	$3.30	$3.78
- Diluted	$3.29	$3.75

The following is an analysis of retained earnings (deficit) reflecting the application of U.S. GAAP:

Years ended December 31 (millions)	2008	2007
Schedule of retained earnings (deficit) under U.S. GAAP
Balance at beginning of period	$(61)	$(420)
Net income in accordance with U.S. GAAP	1,058	1,254
	997	834
Common Share and Non-Voting Share dividends paid, or payable, in cash	(584)	(521)
Purchase of Common Shares and Non-Voting Shares in excess of stated capital	(89)	(374)
Balance at end of period	$324	$(61)

The following is an analysis of major statement of financial position categories reflecting the application of U.S. GAAP:

As at December 31 (millions)	2008	2007
Current Assets	$1,558	$1,341
Capital Assets
Property, plant, equipment and other	7,317	7,196
Intangible assets subject to amortization	2,824	2,516
Intangible assets with indefinite lives	3,849	2,967
Other Assets	734	932
Goodwill	3,966	3,570
	$20,248	$18,522
Current Liabilities	$3,057	$2,686
Long-Term Debt	6,376	4,614
Other Long-Term Liabilities	1,256	1,718
Deferred Income Taxes	1,444	1,349
Non-Controlling Interest	23	26
Shareholders’ Equity	8,092	8,129
	$20,248	$18,522

notes to consolidated financial statements

The following is a reconciliation of shareholders’ equity incorporating the differences between Canadian and U.S. GAAP:

	Shareholders’ Equity
As at December 31, 2008 (millions)	Common Shares	Non-Voting Shares	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Contributed surplus	Total
Under Canadian GAAP	$2,216	$3,069	$1,859	$(130)	$168	$7,182
Adjustments:
Merger of BC TELECOM and TELUS (a), (c), (d)	1,732	883	(1,438)	(390)	—	787
Share-based compensation (b)	10	53	(93)	—	30	—
Acquisition of Clearnet Communications Inc.
Goodwill (d)	—	131	(8)	—	—	123
Convertible debentures	—	(3)	4	—	(1)	—
Under U.S. GAAP	$3,958	$4,133	$324	$(520)	$197	$8,092

	Shareholders’ Equity
As at December 31, 2007 (millions)	Common Shares	Non-Voting Shares	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Contributed surplus	Total
Under Canadian GAAP	$2,228	$3,192	$1,458	$(104)	$152	$6,926
Adjustments:
Merger of BC TELECOM and TELUS (a), (c), (d)	1,741	922	(1,418)	(165)	—	1,080
Share-based compensation (b)	10	55	(97)	—	32	—
Acquisition of Clearnet Communications Inc.
Goodwill (d)	—	131	(8)	—	—	123
Convertible debentures	—	(3)	4	—	(1)	—
Under U.S. GAAP	$3,979	$4,297	$(61)	$(269)	$183	$8,129

(a)          Merger of BC TELECOM and TELUS

The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc., which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method resulted in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662 million (including merger related costs of $52 million) effective January 31, 1999.

(b)          Operating expenses – Operations

Future employee benefits: Under U.S. GAAP, TELUS’ future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

Unlike Canadian GAAP, U.S. GAAP requires the full recognition of obligations associated with its employee future benefit plans as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans. Applying this standard, the funded status of the Company’s plans is shown gross on the consolidated statements of financial position and the difference between the net funded plan states and the net accrued benefit asset or liability is included as a component of accumulated other comprehensive income.

Share-based compensation: Both Canadian GAAP and U.S. GAAP require the use of the fair value method of accounting for share-based compensation for awards made after 2001 and 1994, respectively.

On a prospective basis, commencing January 1, 2006, there is no longer a difference between Canadian GAAP and U.S. GAAP share-based compensation expense recognized in the results of operations arising from current share-based compensation awards accounted for as equity instruments. As share option awards granted subsequent to 1994 and prior to 2002 are captured by U.S. GAAP, but are not captured by Canadian GAAP, differences in shareholders’ equity accounts arising from these awards will continue.

notes to consolidated financial statements

Substantially all of the Company’s outstanding share option awards that were granted prior to January 1, 2005, have a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments; the minimum expense recognized for the affected share option awards will be their grant-date fair values. Under U.S. GAAP, the grant-date fair values of affected outstanding share option awards granted subsequent to 1994 affect the transitional amount whereas Canadian GAAP only considers grant-date fair values for affected outstanding share option awards granted subsequent to 2001; for the year ended December 31, 2008, this resulted in the U.S. GAAP expense being greater than the Canadian GAAP expense by $NIL (2007 – $25 million).

(c)          Operating expenses – Amortization of intangible assets

As TELUS’ intangible assets on acquisition have been recorded at their fair value (see (a)), amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.

The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

		Accumulated	Net book value
As at December 31 (millions)	Cost	amortization	2008	2007
Intangible assets subject to amortization
Subscribers – wireline	$1,950	$443	$1,507	$1,557
Intangible assets with indefinite lives
Spectrum licences(1)	1,833	1,833	—	—
	$3,783	$2,276	$1,507	$1,557

(1)             Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2008, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2009	$394
2010	302
2011	202
2012	131
2013	116

(d)          Goodwill

Merger of BC TELECOM and TELUS: Under the purchase method of accounting, TELUS’ assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

Additional goodwill on Clearnet purchase: Under U.S. GAAP, shares issued by the acquirer to effect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(e)          Income taxes

Years ended December 31 (millions)	2008	2007
Current	$275	$(144)
Deferred	131	309
	406	165
Investment Tax Credits	(12)	(11)
	$394	$154

notes to consolidated financial statements

The Company’s income tax expense, for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2008		2007
Basic blended federal and provincial tax at statutory income tax rates	$451	31.0%	$475	33.6%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(40)		(213)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(21)		(79)
Share option award compensation	6		(12)
Investment Tax Credits, net of tax	(8)		(7)
Other	6		(10)
U.S. GAAP income tax expense	$394	27.1%	$154	10.9%

As referred to in Note 1(b), the Company must make significant estimates in respect of the composition of its deferred income tax asset and deferred income tax liability. The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question. Temporary differences comprising the deferred income tax liability are estimated as follows:

As at December 31 (millions)	2008	2007
Capital assets
Property, plant, equipment, other and intangible assets subject to amortization	$(559)	$(474)
Intangible assets with indefinite lives	(830)	(746)
Partnership income unallocated for income tax purposes	(556)	(631)
Net pension and share-based compensation amounts	(92)	(97)
Reserves not currently deductible	70	71
Losses available to be carried forward	44	18
Other	20	6
	$(1,903)	$(1,853)
Deferred income tax liability
Current	$(459)	$(504)
Non-current	(1,444)	(1,349)
Deferred income tax asset (liability)	$(1,903)	$(1,853)

Effective January 1, 2007, the Company adopted the method of accounting for uncertain income tax positions prescribed by Financial Accounting Standards Board Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes.  This Interpretation is intended to standardize accounting practice for the recognition, derecognition and measurement of tax benefits to enable consistency and comparability among reporting entities for the reporting of income tax assets and liabilities. No consequential adjustments were required in the Company’s financial statements as a result of that adoption.

The total amount of unrecognized tax benefits, excluding net capital losses, that, if recognized, would affect the effective tax rate at December 31, 2008, is $221 million (2007 – $196 million). Unrecognized tax benefits related to net capital losses, if recognized, amount to $156 million (2007 – $162 million), of which $12 million (2007 – $NIL) would have affected the effective tax rate for the year ended December 31, 2008.

The gross amount of unrecognized tax benefits is calculated as the undiscounted cumulative impact of such positions on taxable income before timing-related reversals that have yet to be realized and before the application of losses carried forward multiplied by the applicable tax rate for the estimated period when such benefit will be realized.

notes to consolidated financial statements

	2008			2007
	Unrecognized tax benefits			Unrecognized tax benefits
Years ended December 31 (millions)	Gross	Component sheltered by losses carried forward	Component comprised of capital losses	Gross	Component sheltered by losses carried forward	Component comprised of capital losses
Balance, beginning of period	$951	$630	$162	$848	$368	$186
Tax positions related to prior years
Additions for tax returns filed during the year, less prior year estimates	7	(11)	—	222	168	—
	958	619	162	1,070	536	186
Tax positions related to prior years
Reduction for timing items deductible in the year	(119)	(119)	—	(49)	(49)	—
Acquisitions	25	28	—	—	—	—
Other changes in estimates	52	(10)	—	—	—	—
Tax positions related to current year
Estimated additions	71	69	—	110	110	—
Reductions	—	—	—	—	—	—
Settlements	(94)	(57)	—	(135)	50	—
Current period reduction in losses	—	(207)	—	—	—	—
Lapses in statutes of limitations	(12)	(7)	—	(4)	—	—
Adjustments for tax rate changes	(14)	(6)	(6)	(41)	(17)	(24)
Balance, end of period	$867	$310	$156	$951	$630	$162

Included in the balance at December 31, 2008 and 2007, excluding net capital losses, are tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. In addition, the Company has losses carried forward that are available to be applied against unrecognized tax benefits. As a result, the impact on the annual effective tax rate is significantly less than the gross amount of gross unrecognized tax benefits noted above.

The gross reserves are adjusted for tax rate changes applicable to current and future taxation years based on the expected timing of loss utilization.

In the application of both Canadian GAAP and U.S. GAAP, the Company accrues for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. The Company includes such charges as a component of Financing costs. As at January 1, 2007, the Company had recorded accrued interest payable of $8 million in respect of differences between the times tax-related exposures have been funded compared to the times the tax-related exposures may have come into existence, as well as interest receivable of $9 million. During the year ended December 31, 2008, the Company recorded interest income of $8 million (2007 – $26 million) in respect of income taxes, recorded interest expense of $5 million (2007 – $NIL), reversed interest expense of $NIL (2007 – $4 million) and collected $1 million (2007 – $34 million) of interest receivable.

As at December 31, 2008, it is reasonably possible that the Company’s net unrecognized tax benefits will significantly increase and decrease in the next twelve months for the following items:

•                  It is expected that Notices of Reassessment will be issued and/or settlements will be reached with various government authorities over the next twelve months that are expected to effectively settle a number of uncertain tax positions and result in adjustments to the effective tax rate and gross unrecognized tax benefits including the abandonment of any remaining unrecognized tax benefits. Certain presently unrecognized tax benefits pertain to a number of items involving uncertainty as to the exact taxation period tax deductions may be claimed among periods of changing statutory tax rates.  It is estimated the gross amount of the unrecognized tax benefits that are expected to be resolved ranges from $120 million to $140 million (2007 – $25 million to $35 million).

•                  For those items that are timing in nature, it is reasonably possible that the gross unrecognized tax benefits will decrease by $50 million to $60 million (2007 – $70 million to $80 million) as temporary differences are drawn down.

•                  It is reasonably possible that the Company’s net and gross unrecognized tax benefits will decrease due to the expected lapse of the statute of limitations that would otherwise allow governmental authorities to challenge positions taken in tax returns for certain prior taxation years. Such unrecognized tax benefits are reasonably estimated at $1 million (2007 – $2 million).

•                  During the next twelve months, the Company will file tax returns covering the period ended December 31, 2008, as required by statute. The returns are likely to contain unrecognized tax benefits that are different than what has been notes to consolidated financial statements

quantified above. As the positions will only be finalized at the time the tax returns are prepared, the amount of such benefits cannot be estimated with certainty prior to that time.

As at December 31, 2008, income tax returns, whether filed or not, pertaining to taxation years that remain open to examination by major jurisdictions are as follows:

	2008		2007
As at December 31	Restricted to appeals	Other	Restricted to appeals	Other
Canada – Federal	1999 – 2001, 2003	2002, 2004 – 2008	1999 – 2000	2001 – 2007
Canada – provincial	1999 – 2000	2001 – 2008	1999 – 2000	2001 – 2007
United States	N/A	2005 – 2008	N/A	2004 – 2007

(f)            Comprehensive income (loss)

U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners.

	2008			2007
Years ended December 31 (millions)	Canadian GAAP other comprehensive income (loss)	Pension and other benefit plans	U.S. GAAP other comprehensive income (loss)	Canadian GAAP other comprehensive income (loss)	Pension and other benefit plans	U.S. GAAP other comprehensive income (loss)
Amount arising	$(35)	$(307)	$(342)	$115	$154	$269
Income tax expense (recovery)	(9)	(82)	(91)	41	45	86
Net	(26)	(225)	(251)	74	109	183
Accumulated other comprehensive income (loss), beginning of period	(104)	(165)	(269)	(178)	(274)	(452)
Accumulated other comprehensive income (loss), end of period	$(130)	$(390)	$(520)	$(104)	$(165)	$(269)

The closing accumulated other comprehensive income amounts in respect of components of net periodic benefit costs not yet recognized, and the amounts expected to be recognized in fiscal 2009, are as follows:

	2008				2007
	Accumulated other comprehensive income amounts			Amounts expected to be	Accumulated other comprehensive income amounts
		Tax		recognized		Tax
As at December 31 (millions)	Gross	effect	Net	in 2009	Gross	effect	Net
Pension benefit plans
Unamortized net actuarial loss (gain)	$938	$277	$661	$36	$629	$197	$432
Unamortized past service costs	33	11	22	4	31	10	21
Unamortized business combination difference	(413)	(128)	(285)	5	(412)	(130)	(282)
	558	160	398	45	248	77	171
Other benefit plans
Unamortized net actuarial loss (gain)	(12)	(3)	(9)	(2)	(10)	(3)	(7)
Unamortized business combination difference	1	—	1	1	2	1	1
	(11)	(3)	(8)	(1)	(8)	(2)	(6)
	$547	$157	$390	$44	$240	$75	$165

(g)         Recently issued accounting standards not yet implemented

Business combinations and non-controlling interests: Under U.S. GAAP, effective for its 2009 fiscal year, the Company will be required to comply with new standards in respect of business combinations and accounting for non-controlling interests, as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 141(R), Business Combinations, and Financial Accounting Standards Board Statement of Financial Accounting Standards No. 160, Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51, respectively. The issuance of these standards is the culmination of the first major collaborative convergence undertaking of the Financial Accounting Standards Board and the International Accounting Standards Board. Whether the

notes to consolidated financial statements

Company would be materially affected by the new standards would depend upon the specific facts of the business combinations, if any, occurring on or after January 1, 2009. Generally, the new standards will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests). Early adoption of these standards is prohibited. As discussed further in Note 2(e), effective January 1, 2009, the Company early adopted the corresponding new Canadian standards.

Derivative instrument disclosure requirements: Under U.S. GAAP, effective for its 2009 fiscal year, the Company will be required to comply with new standards in respect of derivative instrument disclosures, as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133. The Financial Accounting Standards Board notes that there are a number of similarities between the disclosures required under the new standard and those required under International Financial Reporting Standard, Financial Instruments: Disclosure (IFRS 7), but that the new standard was developed under a more limited scope of derivatives and non-derivative hedging instruments than was IFRS 7 (the changes in financial instrument disclosures referred to in Note 2(b) were the result of Canada’s Accounting Standards Board’s converging Canadian GAAP with IFRS 7). The Company will not be materially affected by the provisions of this standard.

Other: As would affect the Company, there are no other U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.